INTERIM REPORT

For the six months ended
June 30, 2015

CONSOLIDATED BALANCE SHEETS
as at June 30, 2015 and December 31, 2014
(unaudited - US$ millions)

	Notes	June 30, 2015	December 31, 2014
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $93.6; December 31, 2014 – $109.7)	5, 19	1,110.1	1,244.3
Insurance contract receivables		3,075.5	1,931.7
		4,185.6	3,176.0

Portfolio investments
Subsidiary cash and short term investments	5, 19	6,121.0	5,534.3
Bonds (cost $10,946.5; December 31, 2014 – $9,900.1)	5	11,948.8	11,445.5
Preferred stocks (cost $229.7; December 31, 2014 – $386.8)	5	140.2	376.4
Common stocks (cost $6,356.7; December 31, 2014 – $4,531.7)	5	6,213.1	4,848.5
Investments in associates (fair value $1,820.6; December 31, 2014 – $2,070.5)	5, 6	1,532.3	1,617.7
Derivatives and other invested assets (cost $607.0; December 31, 2014 – $634.0)	5, 7	387.4	426.8
Assets pledged for short sale and derivative obligations (cost $547.2; December 31, 2014 – $757.8)	5, 7	573.9	860.0
Fairfax India portfolio investments	5, 19	990.4	—
		27,907.1	25,109.2

Deferred premium acquisition costs		731.3	497.6
Recoverable from reinsurers (including recoverables on paid losses – $338.3; December 31, 2014 – $230.7)	8, 9	4,768.9	3,982.1
Deferred income taxes		586.6	460.4
Goodwill and intangible assets	15	2,644.9	1,558.3
Other assets		1,677.2	1,347.6
		42,501.6	36,131.2

Liabilities
Subsidiary indebtedness	10	95.0	37.6
Accounts payable and accrued liabilities		2,286.1	2,029.1
Income taxes payable		56.6	118.3
Short sale and derivative obligations (including at the holding company – $6.4; December 31, 2014 – $31.6)	5, 7	112.8	160.8
Funds withheld payable to reinsurers		816.7	461.5
		3,367.2	2,807.3

Insurance contract liabilities	8	24,308.1	20,438.7
Long term debt	10	3,384.0	3,141.4
		27,692.1	23,580.1

Equity	11
Common shareholders’ equity		8,628.9	8,361.0
Preferred stock		1,338.1	1,164.7
Shareholders’ equity attributable to shareholders of Fairfax		9,967.0	9,525.7
Non-controlling interests		1,475.3	218.1
Total equity		11,442.3	9,743.8
		42,501.6	36,131.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2015 and 2014
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2015	2014	2015	2014
Revenue
Gross premiums written	17	2,052.6	1,936.2	4,116.8	3,836.9
Net premiums written	17	1,754.3	1,645.4	3,586.4	3,257.8

Gross premiums earned		1,982.3	1,826.2	3,836.0	3,541.1
Premiums ceded to reinsurers		(306.3)	(294.0)	(547.9)	(571.2)
Net premiums earned	17	1,676.0	1,532.2	3,288.1	2,969.9
Interest and dividends		147.1	120.1	261.3	210.6
Share of profit of associates		116.9	0.8	147.7	43.4
Net gains (losses) on investments	5	(661.2)	409.0	(484.7)	1,415.1
Other revenue		490.2	345.4	944.5	651.0
		1,769.0	2,407.5	4,156.9	5,290.0
Expenses
Losses on claims, gross	8	1,153.8	1,126.1	2,314.1	2,219.3
Losses on claims ceded to reinsurers		(165.0)	(161.9)	(326.5)	(378.9)
Losses on claims, net	18	988.8	964.2	1,987.6	1,840.4
Operating expenses	18	346.8	301.7	667.8	601.8
Commissions, net	9	283.7	239.7	526.9	479.5
Interest expense		56.8	51.0	108.3	100.8
Other expenses	18	465.8	327.7	908.3	625.0
		2,141.9	1,884.3	4,198.9	3,647.5
Earnings (loss) before income taxes		(372.9)	523.2	(42.0)	1,642.5
Provision for (recovery of) income taxes	13	(194.3)	156.8	(99.5)	491.1
Net earnings (loss)		(178.6)	366.4	57.5	1,151.4

Attributable to:
Shareholders of Fairfax		(185.7)	363.7	39.5	1,148.3
Non-controlling interests		7.1	2.7	18.0	3.1
		(178.6)	366.4	57.5	1,151.4

Net earnings (loss) per share	12	$(8.87)	$16.47	$0.73	$52.82
Net earnings (loss) per diluted share	12	$(8.87)	$16.15	$0.71	$51.84
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	22,265	21,186	21,889	21,189

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2015 and 2014
(unaudited – US$ millions)

		Second quarter		First six months
	Notes	2015	2014	2015	2014

Net earnings (loss)		(178.6)	366.4	57.5	1,151.4

Other comprehensive income (loss), net of income taxes	11

Items that may be subsequently reclassified to net earnings
Unrealized foreign currency translation gains (losses) on foreign operations		27.2	89.0	(161.8)	46.4
Gains (losses) on hedge of net investment in Canadian subsidiaries		(17.4)	(50.0)	95.1	3.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans		15.2	(6.2)	(20.4)	0.3
		25.0	32.8	(87.1)	50.3
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates		3.2	4.5	1.0	63.9
Gains (losses) on defined benefit plans		(3.9)	(1.3)	(3.9)	(1.3)
		(0.7)	3.2	(2.9)	62.6

Other comprehensive income (loss), net of income taxes		24.3	36.0	(90.0)	112.9

Comprehensive income (loss)		(154.3)	402.4	(32.5)	1,264.3

Attributable to:
Shareholders of Fairfax		(150.2)	399.8	(32.3)	1,260.3
Non-controlling interests		(4.1)	2.6	(0.2)	4.0
		(154.3)	402.4	(32.5)	1,264.3

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2015 and 2014
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2015	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8
Net earnings for the period	—	—	—	—	39.5	—	39.5	—	39.5	18.0	57.5
Other comprehensive income (loss), net of income taxes:
Unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(144.6)	(144.6)	—	(144.6)	(17.2)	(161.8)
Gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	95.1	95.1	—	95.1	—	95.1
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(20.4)	(20.4)	—	(20.4)	—	(20.4)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	1.0	1.0	—	1.0	—	1.0
Gains (losses) on defined benefit plans	—	—	—	—	—	(2.9)	(2.9)	—	(2.9)	(1.0)	(3.9)
Issuance of shares	587.0	—	8.8	(8.9)	—	—	586.9	179.0	765.9	—	765.9
Purchases and amortization	—	—	(56.8)	17.9	—	—	(38.9)	(5.6)	(44.5)	—	(44.5)
Excess of book value over consideration of preferred shares purchased for cancellation	—	—	—	—	2.2	—	2.2	—	2.2	—	2.2
Common share dividends	—	—	—	—	(216.1)	—	(216.1)	—	(216.1)	—	(216.1)
Preferred share dividends	—	—	—	—	(25.8)	—	(25.8)	—	(25.8)	—	(25.8)
Net changes in capitalization and other	—	—	—	3.3	(17.3)	5.9	(8.1)	—	(8.1)	1,257.4	1,249.3
Balance as of June 30, 2015	4,229.8	3.8	(203.8)	90.7	4,692.4	(184.0)	8,628.9	1,338.1	9,967.0	1,475.3	11,442.3

Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the period	—	—	—	—	1,148.3	—	1,148.3	—	1,148.3	3.1	1,151.4
Other comprehensive income (loss), net of income taxes:
Unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	45.2	45.2	—	45.2	1.2	46.4
Gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	3.6	3.6	—	3.6	—	3.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	0.3	0.3	—	0.3	—	0.3
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	63.9	63.9	—	63.9	—	63.9
Gains (losses) on defined benefit plans	—	—	—	—	—	(1.0)	(1.0)	—	(1.0)	(0.3)	(1.3)
Issuance of shares	—	—	4.8	(8.8)	—	—	(4.0)	—	(4.0)	—	(4.0)
Purchases and amortization	—	—	(17.4)	12.7	—	—	(4.7)	—	(4.7)	—	(4.7)
Common share dividends	—	—	—	—	(215.7)	—	(215.7)	—	(215.7)	(6.6)	(222.3)
Preferred share dividends	—	—	—	—	(29.1)	—	(29.1)	—	(29.1)	—	(29.1)
Net changes in capitalization and other	—	—	—	3.2	(2.6)	—	0.6	—	0.6	19.0	19.6
Balance as of June 30, 2014	3,642.8	3.8	(152.6)	57.6	4,452.1	190.4	8,194.1	1,166.4	9,360.5	123.8	9,484.3

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2015 and 2014
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2015	2014	2015	2014
Operating activities
Net earnings (loss)		(178.6)	366.4	57.5	1,151.4
Depreciation, amortization and impairment charges		31.7	23.1	57.9	45.6
Net bond discount amortization		(4.6)	(8.5)	(7.7)	(16.0)
Amortization of share-based payment awards		8.7	6.0	17.9	12.7
Share of profit of associates		(116.9)	(0.8)	(147.7)	(43.4)
Deferred income taxes	13	(212.8)	128.3	(169.2)	383.8
Net (gains) losses on investments	5	661.2	(409.0)	484.7	(1,415.1)
Loss on repurchase of long term debt	17	—	0.1	—	0.1
Net (purchases) sales of securities classified as at FVTPL	19	578.3	275.5	(254.5)	55.3
Changes in operating assets and liabilities		(315.4)	(174.4)	(392.0)	(107.4)
Cash provided by (used in) operating activities		451.6	206.7	(353.1)	67.0

Investing activities
Sales of investments in associates and joint ventures	6	151.3	187.8	199.4	190.6
Purchases of investments in associates and joint ventures	6	(22.1)	(10.7)	(24.2)	(345.7)
Net purchases of premises and equipment and intangible assets		(36.5)	(13.2)	(57.3)	(27.4)
Purchases of subsidiaries, net of cash acquired	15	(1,247.9)	(39.2)	(1,265.8)	(91.1)
Sales of subsidiaries, net of cash divested	15	304.4	—	304.4	—
Decrease (increase) in restricted cash in support of acquisitions	15	1,023.9	11.9	(7.9)	(49.9)
Cash provided by (used in) investing activities		173.1	136.6	(851.4)	(323.5)

Financing activities
Subsidiary indebtedness:	10
Issuances		24.7	41.6	56.4	70.6
Repayment		(17.7)	(12.6)	(28.2)	(37.3)
Long term debt:	10
Issuances		—	—	278.6	—
Issuance costs		—	—	(2.9)	—
Repayment		(128.3)	(8.2)	(129.7)	(9.4)
Subordinate voting shares:	11
Issuances		—	—	600.3	—
Issuance costs		—	—	(24.4)	—
Preferred shares:	11
Issuances		—	—	184.7	—
Issuance costs		—	—	(5.7)	—
Repurchases		(2.8)	—	(3.4)	—
Purchases of subordinate voting shares for treasury		(5.9)	(4.6)	(56.8)	(20.2)
Subsidiary common shares:
Issuances to non-controlling interests		—	—	766.8	—
Issuance costs		—	—	(41.0)	—
Net sales of subsidiary common shares to non-controlling interests		462.4	—	462.4	—
Common share dividends		—	—	(216.1)	(215.7)
Preferred share dividends		(13.4)	(14.8)	(25.8)	(29.1)
Dividends paid to non-controlling interests		—	(6.6)	—	(6.6)
Cash provided by (used in) financing activities		319.0	(5.2)	1,815.2	(247.7)
Increase (decrease) in cash, cash equivalents and bank overdrafts		943.7	338.1	610.7	(504.2)
Cash, cash equivalents and bank overdrafts – beginning of period		2,566.5	2,862.8	3,018.7	3,758.2
Foreign currency translation		25.1	64.9	(94.1)	11.8
Cash, cash equivalents and bank overdrafts – end of period	19	3,535.3	3,265.8	3,535.3	3,265.8
See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2015 and 2014
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three and six months ended June 30, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on July 30, 2015.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2015
Amendment to IAS 19 Employee Benefits ("IAS 19")
The IASB amended IAS 19 to permit employee contributions that are independent of the number of years of service to be recognized as a reduction of service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Retrospective adoption of the amendment on January 1, 2015 did not have a significant impact on the consolidated financial statements.
IFRS Annual Improvements
The IASB periodically issues improvements to clarify the requirements of IFRS and eliminate inconsistencies within and between standards. Adoption of the 2010-2012 and 2011-2013 improvements on January 1, 2015 in accordance with their respective transition provisions did not have a significant impact on the consolidated financial statements.
New accounting pronouncements issued but not yet effective
The company is currently evaluating the impact of the following accounting pronouncements on its consolidated financial statements:
IFRS Annual Improvements 2012-2014
In September 2014 the IASB issued a limited number of amendments to clarify the requirements of four IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2016, with retrospective application.
IFRS 9 Financial Instruments ("IFRS 9")
In July 2014 the IASB published the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements for the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
In May 2014 the IASB published IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company’s non-insurance entities. The standard is expected to be effective for annual periods beginning on or after January 1, 2018, with retrospective application.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2014. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	June 30, 2015	December 31, 2014
Holding company:
Cash and cash equivalents (note 19)	159.3	317.7
Short term investments	278.0	121.6
Short term investments pledged for short sale and derivative obligations	77.7	92.0
Bonds	301.3	323.8
Bonds pledged for short sale and derivative obligations	15.9	17.7
Preferred stocks	0.6	144.2
Common stocks	176.9	89.8
Derivatives (note 7)	100.4	137.5
	1,110.1	1,244.3
Short sale and derivative obligations (note 7)	(6.4)	(31.6)
	1,103.7	1,212.7

Portfolio investments:
Cash and cash equivalents (note 19)	3,751.2	3,034.5
Short term investments	2,369.8	2,499.8
Bonds	11,948.8	11,445.5
Preferred stocks	140.2	376.4
Common stocks (1)	6,213.1	4,848.5
Investments in associates (note 6)	1,532.3	1,617.7
Derivatives (note 7)	374.0	412.6
Other invested assets	13.4	14.2
	26,342.8	24,249.2

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	1.4	—
Short term investments	191.2	227.7
Bonds	381.3	632.3
	573.9	860.0

Fairfax India portfolio investments:
Cash and cash equivalents (note 19)	9.6	—
Short term investments	269.6	—
Bonds	662.7	—
Common stocks (1)	48.5	—
	990.4	—

	27,907.1	25,109.2
Short sale and derivative obligations (note 7)	(106.4)	(129.2)
	27,800.7	24,980.0

(1)
Common stocks include investments in limited partnerships and other funds with carrying values of $1,064.4 and $1,759.0 respectively at June 30, 2015 (December 31, 2014 - $1,004.4 and nil). Other funds comprise a significant proportion of Brit's investment portfolio and are invested principally in fixed income securities.

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At June 30, 2015 bonds containing call and put features represented approximately $6,595.5 and $217.1 respectively (December 31, 2014 - $6,880.2 and $56.4) of the total fair value of bonds in the table below.

	June 30, 2015		December 31, 2014
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	680.0	709.7	653.9	664.2
Due after 1 year through 5 years	5,093.5	5,952.0	4,714.1	5,708.3
Due after 5 years through 10 years	1,041.0	1,006.7	341.6	355.0
Due after 10 years	5,516.8	5,641.6	5,067.4	5,691.8
	12,331.3	13,310.0	10,777.0	12,419.3
Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	June 30, 2015				December 31, 2014
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,921.5	3,921.5	—	—	3,352.2	3,352.2	—	—

Short term investments:
Canadian government	62.8	62.8	—	—	—	—	—	—
Canadian provincials	307.7	307.7	—	—	334.0	334.0	—	—
U.S. treasury	2,490.4	2,490.4	—	—	2,170.7	2,170.7	—	—
Other government	231.5	192.0	39.5	—	361.1	312.8	48.3	—
Corporate and other	93.9	—	93.9	—	75.3	—	75.3	—
	3,186.3	3,052.9	133.4	—	2,941.1	2,817.5	123.6	—
Bonds:
Canadian government	329.8	—	329.8	—	16.0	—	16.0	—
Canadian provincials	219.2	—	219.2	—	217.1	—	217.1	—
U.S. treasury	2,205.8	—	2,205.8	—	2,094.2	—	2,094.2	—
U.S. states and municipalities	6,695.7	—	6,695.7	—	6,998.2	—	6,998.2	—
Other government	1,593.2	—	1,593.2	—	1,559.0	—	1,559.0	—
Corporate and other	2,266.3	—	1,532.4	733.9	1,534.8	—	701.8	833.0
	13,310.0	—	12,576.1	733.9	12,419.3	—	11,586.3	833.0
Preferred stocks:
Canadian	19.7	—	13.7	6.0	173.9	—	16.7	157.2
U.S.	97.8	—	97.0	0.8	322.4	—	321.6	0.8
Other	23.3	—	23.3		24.3	—	24.3	—
	140.8	—	134.0	6.8	520.6	—	362.6	158.0
Common stocks:
Canadian	766.5	645.8	99.8	20.9	918.2	786.7	109.7	21.8
U.S.	1,106.4	621.3	33.5	451.6	907.3	478.0	29.4	399.9
Other funds(1)	1,759.0	—	1,759.0	—	—	—	—	—
Other	2,806.6	1,243.4	599.0	964.2	3,112.8	1,922.1	563.3	627.4
	6,438.5	2,510.5	2,491.3	1,436.7	4,938.3	3,186.8	702.4	1,049.1

Derivatives and other invested assets(2)	481.8	—	228.0	253.8	558.1	—	285.0	273.1

Short sale and derivative obligations	(112.8)	—	(112.8)	—	(160.8)	—	(160.8)	—

Holding company cash and investments and portfolio investments measured at fair value	27,366.1	9,484.9	15,450.0	2,431.2	24,568.8	9,356.5	12,899.1	2,313.2

	100.0%	34.7%	56.5%	8.8%	100.0%	38.1%	52.5%	9.4%

Investments in associates (note 6)(3)	1,820.6	481.7	38.5	1,300.4	2,070.5	1,046.4	35.5	988.6

(1)
Other funds comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are measured at net asset value, which represents the fair value of the underlying securities as determined by the fund managers. The company excludes other funds that are invested principally in fixed income securities when measuring its equity and equity-related exposure.

(2)	Excluded from these totals are certain real estate investments at June 30, 2015 of $6.0 (December 31, 2014 - $6.2) which are carried at cost less any accumulated amortization and impairment.

(3)
The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above. During the second quarter of 2015 Grivalia Properties REIC was transferred from Level 1 to Level 3 to reflect the temporary closure of the Athens Stock Exchange on June 26, 2015.

Except as described in the subsequent paragraph, there were no changes to the valuation techniques used compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2014.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. In the second quarter of 2015 $314.1 of Greek common shares were transferred from Level 1 to Level 3 to reflect the temporary closure of the Athens Stock Exchange on June 26, 2015. During the three and six months ended June 30, 2015 and 2014 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no other transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.
A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the six months ended June 30 follows:

	2015
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private and non-traded common shares	CPI-linked derivatives, put options and warrants	Total
Balance - January 1	833.0	158.0	775.3	117.6	156.2	273.1	2,313.2
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(64.4)	4.5	22.1	3.1	26.6	194.1	186.0
Purchases	28.5	0.3	39.0	5.8	0.2	4.8	78.6
Acquisition of Brit	23.5	—	—	—	—	3.8	27.3
Transfer into category due to temporary closure of Athens Stock Exchange	—	—	—	—	314.1	—	314.1
Sales and exchanges	(86.7)	(156.0)	(17.2)	(1.3)	(4.8)	(222.0)	(488.0)
Balance - June 30	733.9	6.8	819.2	125.2	492.3	253.8	2,431.2

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and warrants	Total
Balance - January 1	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	118.3	(8.0)	42.5	4.1	(10.1)	(86.6)	60.2
Purchases	244.0	4.1	34.5	9.7	0.1	78.0	370.4
Sales	(3.3)	—	(33.6)	(25.3)	—	—	(62.2)
Balance - June 30	796.6	179.1	736.1	100.7	161.7	137.9	2,112.1
Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	Second quarter
	2015					2014
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	21.4		(661.1)		(639.7)	29.5		417.7	447.2
Preferred stocks	136.8	(1)	(144.1)	(1)	(7.3)	(0.1)		69.8	69.7
Common stocks	11.3		(184.0)		(172.7)	132.0		41.2	173.2
	169.5		(989.2)		(819.7)	161.4		528.7	690.1

Derivatives:
Common stock and equity index short positions	(211.8)	(2)	203.0		(8.8)	(4.4)	(2)	(183.3)	(187.7)
Common stock and equity index long positions	9.9	(2)	(13.8)		(3.9)	21.7	(2)	(24.4)	(2.7)
Equity warrants and call options	209.1	(3)	(208.3)	(3)	0.8	—		—	—
CPI-linked contracts	—		(52.3)		(52.3)	—		(62.7)	(62.7)
Other	(8.2)		9.1		0.9	5.0		(16.8)	(11.8)
	(1.0)		(62.3)		(63.3)	22.3		(287.2)	(264.9)

Foreign currency gains (losses) on:
Investing activities	(15.8)		23.0		7.2	1.3		(83.2)	(81.9)
Underwriting activities	(18.7)		—		(18.7)	14.9		—	14.9
Foreign currency contracts	38.5		(41.9)		(3.4)	(7.6)		22.7	15.1
	4.0		(18.9)		(14.9)	8.6		(60.5)	(51.9)

Gain on disposition of associates and subsidiary	235.7	(4)	—		235.7	36.8	(4)	—	36.8

Other	1.5		(0.5)		1.0	(1.2)		0.1	(1.1)

Net gains (losses) on investments	409.7		(1,070.9)		(661.2)	227.9		181.1	409.0

	First six months
	2015					2014
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	101.4		(683.2)		(581.8)	34.1		954.8	988.9
Preferred stocks	136.8	(1)	(125.2)	(1)	11.6	2.0		60.8	62.8
Common stocks	306.8		(487.1)		(180.3)	458.5		110.3	568.8
	545.0		(1,295.5)		(750.5)	494.6		1,125.9	1,620.5

Derivatives:
Common stock and equity index short positions	(280.7)	(2)	102.3		(178.4)	(173.5)	(2)	(85.7)	(259.2)
Common stock and equity index long positions	(11.7)	(2)	5.8		(5.9)	112.3	(2)	(8.2)	104.1
Equity warrants and call options	209.1	(3)	(20.6)	(3)	188.5	66.6		(1.6)	65.0
CPI-linked contracts	—		22.9		22.9	—		(84.6)	(84.6)
Other	5.9		(7.2)		(1.3)	(2.3)		(32.9)	(35.2)
	(77.4)		103.2		25.8	3.1		(213.0)	(209.9)

Foreign currency gains (losses) on:
Investing activities	(95.4)		8.3		(87.1)	2.6		(56.8)	(54.2)
Underwriting activities	21.7		—		21.7	11.1		—	11.1
Foreign currency contracts	167.5		(101.0)		66.5	(17.8)		29.8	12.0
	93.8		(92.7)		1.1	(4.1)		(27.0)	(31.1)

Gain on disposition of associates and subsidiary	235.7	(4)	—		235.7	36.8	(4)	—	36.8

Other	4.2		(1.0)		3.2	(1.3)		0.1	(1.2)

Net gains (losses) on investments	801.3		(1,286.0)		(484.7)	529.1		886.0	1,415.1

(1)
During the second quarter of 2015 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $110.9 and $104.8 were reclassified to net realized gains in the second quarter and first six months of 2015 respectively.

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(3)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara. Prior period unrealized gains on the Cara warrants of $208.3 and $20.6 were reclassified to net realized gains in the second quarter and first six months of 2015 respectively.

(4)
During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4. During the second quarter of 2014 the company sold its holdings in MEGA Brands and a KWF LP and recognized net realized gains of $15.3 and $21.5 respectively.

6.	Investments in Associates
Investments in associates were comprised as follows:

	June 30, 2015		December 31, 2014
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates(1)	736.0	458.8	673.3	439.6
Non-insurance associates(2)(3)	1,084.6	1,073.5	1,397.2	1,178.1
	1,820.6	1,532.3	2,070.5	1,617.7

(1)
During the first quarter of 2015 the company, through its subsidiaries, increased its ownership interest in Falcon Thailand from 40.5% at December 31, 2014 to 48.5% at March 31, 2015 (representing an increase in the carrying value of Falcon Thailand of $1.4).

(2)
On June 1, 2015 an investee of a KWF LP completed the sale of 50 multi-family buildings located throughout Japan. The company received a final net cash distribution of $124.9 on liquidation of the partnership during the second quarter and recognized its share of profit of associates of $78.0 (including amounts previously recorded in accumulated other comprehensive income).

During the first six months of 2015 the company received distributions (inclusive of the distribution from the KWF LP described above) and dividends of $188.6 (2014 - $195.8) from its non-insurance associates. The distributions received in the first six months of 2014 are inclusive of the proceeds on sale of MEGA Brands and a KWF LP.

(3)
On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley as described in note 15. Masterfeeds LP, an investment in associate held by Ridley with a carrying value of $18.7, was derecognized as a result of the Ridley sale.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	June 30, 2015				December 31, 2014
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	4,914.5	56.2	34.6	—	4,891.8	29.8	97.2
Equity total return swaps – short positions	—	1,889.0	110.9	37.1	—	1,965.1	97.7	36.5
Equity total return swaps – long positions	—	183.7	1.0	11.0	—	177.9	—	15.9
Warrants	—	1.7	0.5	—	15.6	143.5	35.2	—
CPI-linked derivative contracts	652.9	108,053.9	250.0	—	655.4	111,797.9	238.4	—
Foreign exchange forward contracts	—	—	50.9	26.4	—	—	121.3	5.3
Other derivative contracts	—	—	4.9	3.7	—	—	27.7	5.9
Total			474.4	112.8			550.1	160.8
Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.
Equity contracts
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At June 30, 2015 equity hedges with a notional amount of $6,803.5 (December 31, 2014 - $6,856.9) represented 101.0% (December 31, 2014 - 89.6%) of the company's equity and equity-related holdings of $6,738.7 (December 31, 2014 - $7,651.7). The increase in the hedge ratio principally resulted from net sales of equity and equity-related holdings and net unrealized depreciation of equity and equity-related holdings denominated in the euro and Canadian dollar as a result of the strengthening of the U.S. dollar in the first six months of 2015.
During the second quarter and first six months of 2015, the company closed out a portion of its other equity index total return swaps with an original notional amount of nil and $100.0 respectively. During the second quarter and first six months of 2015 the company paid net cash of $211.8 and $280.7 respectively (2014 - $4.4 and $173.5) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).

Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	June 30, 2015				December 31, 2014
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,253.95	37,424,319	2,477.2	661.92	1,204.70
S&P/TSX 60	13,044,000	206.1	641.12	847.78	13,044,000	206.1	641.12	854.85
Other equity indices	—	40.0	—	—	—	140.0	—	—
Individual equities	—	1,697.7	—	—	—	1,701.9	—	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.
As at June 30, 2015 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $255.1 (December 31, 2014 - $243.5). During the second quarter and first six months of 2015 the company received net cash of $9.9 and paid net cash of $11.7 respectively (2014 - received net cash of $21.7 and $112.3) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).
At June 30, 2015 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $667.5 (December 31, 2014 - $969.7), comprised of collateral of $559.6 (December 31, 2014 - $788.6) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $107.9 (December 31, 2014 - $181.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

		June 30, 2015				December 31, 2014
		Notional amount		Weighted average strike price	Index value at period end	Notional amount		Weighted average strike price	Index value at period end
Underlying CPI Index	Floor rate(1)	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	0.0%	46,225.0	46,225.0	231.32	238.64	46,225.0	46,225.0	231.32	234.81
United States	0.5%	12,600.0	12,600.0	238.30	238.64	12,600.0	12,600.0	238.30	234.81
European Union	0.0%	36,775.0	40,974.9	111.52	117.74	36,775.0	44,499.7	111.24	117.01
United Kingdom	0.0%	3,300.0	5,189.9	243.82	258.90	3,300.0	5,145.6	243.82	257.50
France	0.0%	2,750.0	3,064.1	124.85	126.55	2,750.0	3,327.6	124.85	125.81
			108,053.9				111,797.9

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

During the second quarter and first six months of 2015 the company did not enter into any new CPI-linked derivative contracts. During the second quarter and first six months of 2014 the company entered into contracts with notional amounts of $6,294.0 and $21,854.2 at a cost of $26.7 and $77.5 respectively. Additional premiums of nil and $4.8 were paid in the second quarter and first six months of 2015 respectively (2014 - nil in both periods) to increase the strike price of certain CPI-linked derivative contracts (primarily the European Union CPI-linked derivatives). The company’s CPI-linked derivative contracts produced net unrealized losses of $52.3 and and net unrealized gains of $22.9 in the second quarter and first six months of 2015 respectively (2014 - net unrealized losses of $62.7 and $84.6).
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at June 30, 2015 consisted of cash and government securities of $14.8 and $176.7 respectively (December 31, 2014 - $27.8 and $164.5). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at June 30, 2015. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.

8.	Insurance Contract Liabilities

	June 30, 2015			December 31, 2014
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	3,878.6	576.5	3,302.1	2,689.6	395.7	2,293.9
Provision for losses and loss adjustment expenses	20,429.5	3,854.1	16,575.4	17,749.1	3,355.7	14,393.4
Total insurance contract liabilities	24,308.1	4,430.6	19,877.5	20,438.7	3,751.4	16,687.3

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the six months ended June 30 were as follows:

	2015	2014
Provision for losses and loss adjustment expenses – January 1	17,749.1	19,212.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(170.3)	(94.4)
Losses and expenses for claims occurring in the current year	2,482.5	2,313.7
Paid on claims occurring during:
the current year	(572.3)	(387.6)
the prior years	(1,989.8)	(2,158.5)
Acquisitions of subsidiaries	3,293.1	0.4
Foreign exchange effect and other	(362.8)	42.1
Provision for losses and loss adjustment expenses – June 30	20,429.5	18,928.5

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	June 30, 2015			December 31, 2014
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,910.7	(56.6)	3,854.1	3,410.0	(54.3)	3,355.7
Reinsurers’ share of paid losses	486.8	(148.5)	338.3	380.7	(150.0)	230.7
Provision for unearned premiums	576.5	—	576.5	395.7	—	395.7
	4,974.0	(205.1)	4,768.9	4,186.4	(204.3)	3,982.1
Included in commissions, net in the consolidated statement of earnings for the second quarter and first six months of 2015 is commission income earned on premiums ceded to reinsurers of $66.5 and $116.9 respectively (2014 - $59.3 and $112.3).

10.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	June 30, 2015			December 31, 2014
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness - non-insurance companies(3)	95.5	95.0	95.0	37.6	37.6	37.6

Long term debt:
Holding company borrowings	2,850.9	2,834.9	3,102.7	2,668.0	2,656.5	2,922.6
Insurance and reinsurance companies	475.5	456.9	484.2	389.3	385.9	387.7
Non-insurance companies(3)	92.4	92.2	92.9	99.4	99.0	99.7
Total long term debt	3,418.8	3,384.0	3,679.8	3,156.7	3,141.4	3,410.0

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

On June 5, 2015 the company completed the acquisition of Brit as described in note 15:

a.
Brit maintains a $360 revolving credit facility with its banking partners that bears interest at LIBOR+2.3% and matures on December 31, 2018. At June 30, 2015 a fully collateralized $80 letter of credit had been put in place under the revolving credit facility.

b.
The company consolidated Brit's listed 6.625% subordinated debt of $212.3 (£135.0) principal amount due December 9, 2030. The subordinated debt is callable at par at Brit's option on December 9, 2020 (the "reset date"). If the subordinated debt is not called, the interest rate on the reset date is reset to the greater of (a) the yield on the reset date on the U.K. treasury gilt due 2030 plus 3.4%; or (b) the yield on the reset date on the U.K. treasury gilt due 2021 plus 3.4%.

c.
On March 3, 2015 the company completed an underwritten public offering of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 at an issue price of 99.114 for net proceeds after discount, commissions and expenses of $275.7 (Cdn$343.3). Commissions and expenses of $2.9 (Cdn$3.6) was included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par. The net proceeds from this offering formed part of the financing for the acquisition of Brit.

On May 11, 2015 Fairfax increased the size of its $300.0 unsecured revolving credit facility with a syndicate of lenders to $600.0 and extended the term from December 31, 2016 to May 11, 2019. There were no amounts drawn on the facility as at June 30, 2015.

On May 1, 2015 OdysseyRe repaid its $125.0 principal amount of 6.875% unsecured senior notes upon maturity.

On April 10, 2015 the company consolidated the subsidiary indebtedness and long term debt of Cara (pursuant to the transaction described in note 15), consisting primarily of a Cdn$200.0 revolving credit facility due June 30, 2019 at a floating rate of interest. An amount of $32.8 (Cdn$41.0) was drawn on the credit facility as at June 30, 2015.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2015	2014
Subordinate voting shares – January 1	20,427,398	20,451,232
Issuances of shares	1,169,294	—
Purchases for cancellation	—	(8)
Net treasury shares acquired	(79,291)	(13,794)
Subordinate voting shares – June 30	21,517,401	20,437,430
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	22,266,171	21,186,200

On April 10, 2015 the company issued 19,294 subordinate voting shares to a shareholder of Cara in exchange for Cara common shares as part of the Cara acquisition described in note 15.

On March 3, 2015 the company completed an underwritten public offering of 1.15 million subordinate voting shares at a price of Cdn$650.00 per share, resulting in net proceeds of $575.9 (Cdn$717.1), after commissions and expenses of $24.4 (Cdn$30.4), that formed part of the financing for the Brit acquisition as described in note 15.

During the three and six months ended June 30, 2015 and 2014 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the three and six months ended June 30, 2015 the company repurchased nil subordinate voting shares (2014 - nil and 8 subordinate voting shares respectively) for cancellation from former employees. During the three and six months ended June 30, 2015 the company repurchased for treasury 5,741 and 104,368 subordinate voting shares at a cost of $3.1 and $56.8 respectively (2014 - 3,800 and 40,999 subordinate voting shares at a cost of $1.7 and $17.4 respectively) for use in its share-based payment awards.
Preferred stock
On March 3, 2015 the company completed an underwritten public offering of 9,200,000 cumulative five-year reset preferred shares, Series M for Cdn$25.00 per share, resulting in net proceeds of $179.0 (Cdn$222.9) after commissions and expenses of $5.7 (Cdn$7.1). Series M preferred shares have an initial dividend rate of 4.75% and are redeemable by the company on March 31, 2020 and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of the unredeemed Series M preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series N on March 31, 2020 and on each subsequent five-year anniversary date. The Series N preferred shares (of which none are currently issued) will have a dividend rate, calculated quarterly, equal to the three-month Government of Canada treasury bill yield plus 3.98%. The net proceeds from this offering formed part of the financing for the Brit acquisition described in note 15.

During the three and six months ended June 30, 2015, under the terms of its normal course issuer bid, the company repurchased for cancellation 198,153 and 245,655 Series E preferred shares (2014 - nil in both periods) with a carrying value of $4.5 and $5.6 for a net cost of $2.8 and $3.4 respectively.

On March 31, 2015 holders of Series E preferred shares converted 3,572,044 shares into Series F floating rate cumulative preferred shares, leaving 4,305,128 Series E fixed dividend rate preferred shares outstanding. The Series F preferred shares have a dividend rate, calculated quarterly, equal to the three-month Government of Canada treasury bill yield plus 2.16%, which initially will be 2.63%. On March 31, 2015 the Series E fixed dividend rate was reset for the next five-year period, based on the five-year Government of Canada bond yield plus 2.16%, resulting in an annual rate of 2.91%.
Non-controlling interests

						Net earnings (loss) attributable to non-controlling interest
		June 30, 2015		December 31, 2014		Second quarter ended June 30		Six months ended June 30
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2015	2014	2015	2014
Fairfax India(1)	Canada	4.9%	724.5	—	—	(1.6)	—	1.3	—
Brit(2)	U.K.	30.4%	505.7	—	—	(0.9)	—	(0.9)	—
Thomas Cook India	India	25.3%	149.1	27.0%	145.1	2.1	2.2	2.5	2.6
Cara(3)	Canada	47.4%	49.7	—	—	8.0	—	8.0	—
The Keg	Canada	49.0%	20.2	49.0%	17.4	(0.9)	—	3.8	(0.5)
Ridley(4)	Canada	—	—	26.4%	34.2	0.7	0.6	3.5	2.7
All other	—	—	26.1	—	21.4	(0.3)	(0.1)	(0.2)	(1.7)
			1,475.3		218.1	7.1	2.7	18.0	3.1

Pursuant to the transactions described in note 15:

(1)	On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of Fairfax India for $300.0 through a private placement.

(2)	On June 5, 2015 the company acquired 97.0% of the outstanding ordinary shares of Brit and on June 29, 2015 the company sold 29.9% of Brit to OMERS.

(3)	On April 10, 2015 the company, through its subsidiaries, acquired a 52.6% and a 40.7% voting and economic interest respectively in Cara.

(4)	On June 18, 2015 the company sold its 73.6% interest in Ridley.
Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at June 30, 2015 except for Fairfax India and Cara whose non-controlling interest economic ownership percentages were 71.9% and 59.5% respectively.

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the three and six months ended June 30 were as follows:

	Second quarter
	2015			2014
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Unrealized foreign currency translation gains (losses) on foreign operations	25.5	1.7	27.2	97.1	(8.1)	89.0
Gains (losses) on hedge of net investment in Canadian subsidiaries	(17.4)	—	(17.4)	(50.0)	—	(50.0)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	21.7	(6.5)	15.2	(7.1)	0.9	(6.2)
	29.8	(4.8)	25.0	40.0	(7.2)	32.8
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	4.7	(1.5)	3.2	6.1	(1.6)	4.5
Gains (losses) on defined benefit plans	(6.3)	2.4	(3.9)	(2.2)	0.9	(1.3)
	(1.6)	0.9	(0.7)	3.9	(0.7)	3.2

Other comprehensive income (loss)	28.2	(3.9)	24.3	43.9	(7.9)	36.0

	First six months
	2015			2014
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Unrealized foreign currency translation gains (losses) on foreign operations	(152.5)	(9.3)	(161.8)	52.6	(6.2)	46.4
Gains (losses) on hedge of net investment in Canadian subsidiaries	95.1	—	95.1	3.6	—	3.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(27.2)	6.8	(20.4)	1.1	(0.8)	0.3
	(84.6)	(2.5)	(87.1)	57.3	(7.0)	50.3
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	1.5	(0.5)	1.0	90.2	(26.3)	63.9
Gains (losses) on defined benefit plans	(6.3)	2.4	(3.9)	(2.2)	0.9	(1.3)
	(4.8)	1.9	(2.9)	88.0	(25.4)	62.6

Other comprehensive income (loss)	(89.4)	(0.6)	(90.0)	145.3	(32.4)	112.9

12.	Earnings per Share
Net earnings (loss) per common share is calculated in the following table based upon the weighted average common shares outstanding:

	Second quarter		First six months
	2015	2014	2015	2014
Net earnings (loss) attributable to shareholders of Fairfax	(185.7)	363.7	39.5	1,148.3
Preferred share dividends	(13.4)	(14.8)	(25.8)	(29.1)
Excess of book value over consideration of preferred shares purchased for cancellation	1.7	—	2.2	—
Net earnings (loss) attributable to common shareholders – basic and diluted	(197.4)	348.9	15.9	1,119.2

Weighted average common shares outstanding – basic	22,265,059	21,185,907	21,888,667	21,189,359
Share-based payment awards	—	423,334	487,549	398,519
Weighted average common shares outstanding – diluted	22,265,059	21,609,241	22,376,216	21,587,878

Net earnings (loss) per common share – basic	$(8.87)	$16.47	$0.73	$52.82
Net earnings (loss) per common share – diluted	$(8.87)	$16.15	$0.71	$51.84
Share-based payment awards of 507,245 were not included in the calculation of net loss per diluted common share in the three months ended June 30, 2015 as the inclusion of the awards would be anti-dilutive.

13.	Income Taxes
The company’s provision for (recovery of) income taxes for the three and six months ended June 30 is summarized in the following table:

	Second quarter		First six months
	2015	2014	2015	2014
Current income tax
Current year expense	20.8	31.6	70.9	109.5
Adjustments to prior years’ income taxes	(2.3)	(3.1)	(1.2)	(2.2)
	18.5	28.5	69.7	107.3
Deferred income tax
Origination and reversal of temporary differences	(211.4)	126.5	(168.4)	381.6
Adjustments to prior years' deferred income taxes	(0.8)	1.7	(0.5)	1.7
Other	(0.6)	0.1	(0.3)	0.5
	(212.8)	128.3	(169.2)	383.8

Provision for (recovery of) income taxes	(194.3)	156.8	(99.5)	491.1

A significant portion of the company's earnings before income taxes is earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for income taxes for the three and six months ended June 30 are summarized in the following table:

	Second quarter
	2015				2014
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	200.3	(469.9)	(103.3)	(372.9)	(25.7)	460.8	88.1	523.2
Provision for (recovery of) income taxes	—	(184.9)	(9.4)	(194.3)	0.7	144.9	11.2	156.8
Net earnings (loss)	200.3	(285.0)	(93.9)	(178.6)	(26.4)	315.9	76.9	366.4

	First six months
	2015				2014
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	279.7	(310.4)	(11.3)	(42.0)	93.4	1,283.4	265.7	1,642.5
Provision for (recovery of) income taxes	30.9	(127.5)	(2.9)	(99.5)	39.9	411.6	39.6	491.1
Net earnings (loss)	248.8	(182.9)	(8.4)	57.5	53.5	871.8	226.1	1,151.4

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The decrease in pre-tax profitability in the U.S. and Other in the second quarter and first six months of 2015 compared to the second quarter and first six months of 2014 primarily reflected decreased net realized and unrealized investment gains. The increase in pre-tax profitability in Canada was largely comprised of the gains arising on the Ridley sale and Cara acquisition as described in note 15.

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the second quarter and first six months ended June 30 are summarized in the following table:

	Second quarter		First six months
	2015	2014	2015	2014

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(98.8)	138.7	(11.1)	435.3
Non-taxable investment income	(110.5)	(34.6)	(147.1)	(75.3)
Tax rate differential on income and losses incurred outside Canada	(17.0)	39.9	9.0	95.8
Provision (recovery) relating to prior years	(3.4)	0.8	(2.0)	1.1
Change in unrecorded tax benefit of losses and temporary differences	19.5	15.4	25.2	18.0
Foreign exchange	9.5	(7.7)	21.3	5.4
Change in tax rate for deferred income taxes	0.1	1.2	0.1	0.6
Other including permanent differences	6.3	3.1	5.1	10.2
Provision for (recovery of) income taxes	(194.3)	156.8	(99.5)	491.1
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada. During the second quarter and first six months of 2015 non-taxable investment income of $110.5 and $147.1 respectively primarily related to the gains on the sale of Ridley and the Cara acquisition. The Ridley gain was incurred in Canada and therefore only 50% taxable, while the Cara gain was largely non-taxable as the Cara acquisition resulted in a rollover of tax basis for the majority of the instruments exchanged.
The tax rate differential on income and losses incurred outside Canada of $17.0 in the second quarter of 2015 principally reflected unrealized investment losses in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The tax rate differential on income and losses incurred outside Canada of $9.0 in the first six months of 2015 principally reflected income earned outside Canada in jurisdictions where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The tax rate differential on income and losses incurred outside Canada of $39.9 and $95.8 in the second quarter and first six months of 2014 respectively principally reflected significant net realized and unrealized investment gains, combined with improved underwriting results in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate.

The change in unrecorded tax benefit of losses and temporary differences in the second quarter and first six months of of 2015 was primarily due to an increase in unrecorded deferred tax assets in Canada of $18.4 and $23.8 respectively. The change in unrecorded tax benefit of losses and temporary differences in the second quarter and first six months of 2014 was primarily due to an increase in unrecorded deferred tax assets in Canada of $16.9 and $21.0 respectively.

14.	Contingencies and Commitments

Lawsuit

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.

Proposed Amendment to Terms of Multiple Voting Shares

The company called a special meeting of its shareholders to be held on August 13, 2015 to vote on a proposed amendment to its articles to preserve the current 41.8% voting power of its multiple voting shares, which are controlled by V. Prem Watsa, the company's Chairman and Chief Executive Officer, and to make certain additional changes, including memorializing that the holder of the multiple voting shares will never be able to profit, or receive any premium or benefit, from the special voting rights attached to the multiple voting shares.

The resolution approving the amendment will require the approval of at least two-thirds of the votes cast at the special meeting by the holders of subordinate voting shares, voting separately as a class, as well as a majority of the minority vote of shareholders which will exclude votes cast by, among others, Mr. Watsa, certain related parties of Mr. Watsa and directors and officers of the company.

Other

The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.

The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.

Fairfax has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. However, if the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to June 30, 2015
Fairfax India Acquisitions
On July 20, 2015 Fairfax India Holdings Corporation ("Fairfax India") agreed to acquire approximately 74% of National Collateral Management Services Limited ("NCML") for purchase consideration of approximately $126 (INR 8.1 billion). The transaction is expected to close in the third quarter of 2015. NCML is a leading private-sector agricultural commodities storage company in India.

On July 13, 2015 Fairfax India announced an open offer to acquire up to 26% of the outstanding equity shares of IIFL Holdings Limited (“IIFL”), formerly India Infoline Limited, at a price of approximately $3.07 (INR 195) per share for aggregate cash consideration of approximately $255 (INR 16.2 billion). The transaction is subject to receipt of regulatory approvals in India and is expected to close later in 2015. IIFL is a diversified financial services holding company in India.
Acquisition of Eastern European Insurers
On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE’s insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). The businesses and renewal rights of the QBE insurance operations are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. In 2014 the QBE insurance operations generated over $45 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.

Six months ended June 30, 2015
Sale of Ridley Inc.
On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley Inc. ("Ridley") for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.
Acquisition of Brit PLC
On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit PLC (“Brit”) for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time. These transactions resulted in an increase of $505.7 to the company's non-controlling interest at June 30, 2015.
The net proceeds from underwritten public offerings (described in notes 10 and 11) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, were used to finance the acquisition of Brit.
Acquisition of Cara Operations Limited
On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara Operations Limited (“Cara”) through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also acquired additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara’s initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. The assets and liabilities and results of operations of Cara were consolidated in the Other reporting segment. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.
Investment in Fairfax India Holdings Corporation
On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 through a private placement. Through that investment and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment, which increased the company's non-controlling interest by $724.5 at June 30, 2015.
Acquisition of MCIS Insurance Berhad
On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business. The assets and liabilities and results of operations of MCIS were consolidated in the Fairfax Asia reporting segment.

Acquisition of Union Assurance General Limited
On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $40 of gross premiums written in 2014, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. The assets and liabilities and results of operations of Union Assurance were consolidated in the Fairfax Asia reporting segment.
The preliminary determination of the identifiable assets acquired and liabilities assumed in connection with the Brit and Cara acquisitions (excluding fair value and other measurement adjustments which may be identified or revised when estimates, assumptions and valuations are finalized within twelve months of the respective acquisition dates) is summarized in the table that follows:

	Brit		Cara
Acquisition date	June 5, 2015		April 10, 2015
Percentage of common shares acquired	97.0%		40.7%
Assets:
Insurance contract receivables	791.0		—
Portfolio investments	3,938.6	(1)	0.5
Deferred premium acquisition costs	226.2		—
Recoverable from reinsurers	969.8		—
Deferred income taxes	—		0.3
Goodwill and intangible assets	604.5		473.6
Other assets	115.0		120.5
	6,645.1		594.9
Liabilities:
Subsidiary indebtedness	—		30.5
Accounts payable and accrued liabilities	85.4		147.9
Short sale and derivative obligations	8.6		—
Deferred income taxes	38.8		—
Funds withheld payable to reinsurers	417.2		—
Insurance contract liabilities	4,211.4		—
Long term debt	191.4		1.4
	4,952.8		179.8
Non-controlling interests	35.7		51.2
Purchase consideration	1,656.6		363.9
	6,645.1		594.9

(1)	Included in the carrying value of the acquired portfolio investments of Brit was $549.7 of subsidiary cash and cash equivalents, of which $89.4 was restricted.

Brit contributed revenue of $86.6 and a net loss of $30.0 to the company's consolidated financial results for the second quarter and six months ended June 30, 2015. Had Brit been acquired on January 1, 2015, the company's pro-forma consolidated revenue and net earnings would have been $4,849.6 and $93.9 respectively for the six months ended June 30, 2015.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at June 30, 2015 compared to those identified at December 31, 2014, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2014, except as discussed below.

Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at June 30, 2015 compared to December 31, 2014. The foregoing statement recognizes the acquisition during the second quarter of 2015 of Brit, whose underwriting risk profile is largely consistent with that of the company.

Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at June 30, 2015 compared to December 31, 2014. The foregoing statement recognizes the consolidation of Brit's bond portfolio, and Fairfax India's purchase of permitted investments in India from the net proceeds of its share offerings, during the first six months of 2015.

	June 30, 2015			December 31, 2014
Issuer Credit Rating	Amortized Cost	Carrying value	%	Amortized Cost	Carrying value	%
AAA/Aaa	2,865.7	2,869.7	21.6	2,402.4	2,636.2	21.2
AA/Aa	5,531.2	6,519.6	49.0	5,266.0	6,419.2	51.8
A/A	911.8	924.3	6.9	839.8	956.4	7.7
BBB/Baa	1,394.9	1,463.3	11.0	994.5	1,097.4	8.8
BB/Ba	40.5	51.6	0.4	35.1	51.8	0.4
B/B	52.4	52.5	0.4	359.7	178.6	1.4
Lower than B/B and unrated	1,534.8	1,429.0	10.7	879.5	1,079.7	8.7
Total	12,331.3	13,310.0	100.0	10,777.0	12,419.3	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	June 30, 2015	December 31, 2014
Total derivative assets(1)	473.9	514.9
Impact of net settlement arrangements	(76.6)	(110.0)
Fair value of collateral deposited for the benefit of the company(2)	(189.7)	(171.1)
Excess collateral pledged by the company in favour of counterparties	72.2	137.1
Initial margin not held in segregated third party custodian accounts	81.2	61.8
Net derivative counterparty exposure after net settlement and collateral arrangements	361.0	432.7

(1)	Excludes equity warrants which are not subject to counterparty risk.

(2)	Excludes $1.8 (December 31, 2014 - $21.2) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at June 30, 2015 consisted of cash and government securities of $14.8 and $176.7 respectively (December 31, 2014 - $27.8 and $164.5). The company had not exercised its right to sell or repledge collateral at June 30, 2015.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at June 30, 2015 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at June 30, 2015 compared to December 31, 2014.
The holding company's remaining known significant commitments for 2015 consist of the payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments related to derivative contracts and the repayment of $82.4 principal amount of Fairfax unsecured notes due October 1, 2015.
During the second quarter and first six months of 2015 the insurance and reinsurance subsidiaries paid net cash of $181.0 and $235.3 respectively (2014 - received net cash of $40.5 and $15.3 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the second quarter and first six months of 2015 the holding company paid net cash of $20.9 and $57.1 respectively (2014 - $23.2 and $76.5) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at June 30, 2015 compared to December 31, 2014.

	June 30, 2015			December 31, 2014
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	11,450.3	(1,293.0)	(14.0)	10,517.6	(1,290.4)	(15.3)
100 basis point increase	12,317.2	(690.4)	(7.5)	11,393.1	(696.5)	(8.3)
No change	13,310.0	—	—	12,419.3	—	–
100 basis point decrease	14,569.4	876.0	9.5	13,668.7	847.2	10.1
200 basis point decrease	16,069.6	1,918.6	20.7	15,214.3	1,894.8	22.5

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at June 30, 2015 compared to December 31, 2014 are described below.
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.
At June 30, 2015 equity hedges with a notional amount of $6,803.5 (December 31, 2014 - $6,856.9) represented 101.0% (December 31, 2014 - 89.6%) of the company's equity and equity-related holdings of $6,738.7 (December 31, 2014 - $7,651.7). The increase in the hedge ratio principally resulted from net sales of equity and equity-related holdings and net unrealized depreciation of equity and equity-related holdings denominated in the euro and Canadian dollar as a result of the strengthening of the U.S. dollar in the first six months of 2015.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at June 30, 2015 and December 31, 2014 and results of operations for the quarters and six months ended June 30, 2015 and 2014:

	June 30, 2015		December 31, 2014		Quarter ended June 30, 2015	Quarter ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks(1)	4,679.5	4,679.5	4,938.3	4,938.3	(147.4)	173.2	(155.0)	568.8
Preferred stocks – convertible	103.4	103.4	329.8	329.8	(6.6)	71.0	(2.0)	74.6
Bonds – convertible	687.0	687.0	773.3	773.3	17.5	69.7	(65.7)	132.4
Investments in associates and subsidiary (2)(3)	1,084.6	1,073.5	1,397.2	1,178.1	235.7	36.8	235.7	36.8
Derivatives and other invested assets:
Equity total return swaps – long positions	183.7	(10.0)	177.9	(15.9)	(3.9)	(2.7)	(5.9)	104.1
Equity warrants and call options	0.5	0.5	35.2	35.2	0.8	—	188.5	65.0
Total equity and equity related holdings	6,738.7	6,533.9	7,651.7	7,238.8	96.1	348.0	195.6	981.7

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,889.0)	73.8	(1,965.1)	61.2	7.3	(56.5)	2.5	(75.7)
Equity index total return swaps – short positions	(4,914.5)	21.6	(4,891.8)	(67.4)	(16.1)	(131.2)	(180.9)	(183.5)

	(6,803.5)	95.4	(6,856.9)	(6.2)	(8.8)	(187.7)	(178.4)	(259.2)

Net exposure and financial effects	(64.8)		794.8		87.3	160.3	17.2	722.5

(1)
The company excludes other funds that are invested principally in fixed income securities (carrying value of $1,759.0 at June 30, 2015 (December 31, 2014 - nil)) when measuring its equity and equity-related exposure.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.
(3) During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at June 30, 2015 compared to December 31, 2014 except for the increased exposure to Indian rupees of $683.8 at June 30, 2015 resulting primarily from Fairfax India's purchase of permitted investments in India during the first six months of 2015 from the net proceeds of its share offerings. The foregoing statement recognizes the acquisition during the second quarter of 2015 of Brit, whose operating entities primarily have a U.S. dollar functional currency.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at June 30, 2015, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $14,921.3 compared to $12,922.8 at December 31, 2014. The company manages its capital based on the following financial measurements and ratios:

	June 30, 2015	December 31, 2014
Holding company cash and investments (net of short sale and derivative obligations)	1,103.7	1,212.7

Long term debt – holding company borrowings	2,834.9	2,656.5
Long term debt – insurance and reinsurance companies	456.9	385.9
Subsidiary indebtedness - non-insurance companies	95.0	37.6
Long term debt – non-insurance companies	92.2	99.0
Total debt	3,479.0	3,179.0

Net debt	2,375.3	1,966.3

Common shareholders’ equity	8,628.9	8,361.0
Preferred stock	1,338.1	1,164.7
Non-controlling interests	1,475.3	218.1
Total equity	11,442.3	9,743.8

Net debt/total equity	20.8%	20.2%
Net debt/net total capital(1)	17.2%	16.8%
Total debt/total capital(2)	23.3%	24.6%
Interest coverage(3)	0.6x	12.3x
Interest and preferred share dividend distribution coverage(4)	0.5x	9.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. During the second quarter of 2015 the company completed the acquisitions of Brit and Cara which were included in the Brit and Other reporting segments respectively. During the first quarter of 2015, Fairfax India (included in the Other reporting segment) completed its offerings and the company acquired controlling interests in MCIS and Union Assurance (included in the Fairfax Asia reporting segment). During the second quarter of 2015 the company sold its 73.6% interest in Ridley and de-consolidated Ridley from the Other reporting segment. Refer to note 15 for further details of the acquisitions and divestiture. As described in notes 10 and 11, on March 3, 2015, the company issued 1.15 million subordinate voting shares, 9.2 million Series M preferred shares and Cdn$350.0 of 4.95% Fairfax senior notes due 2025, all of which were subsequently used on June 5, 2015 to fund the acquisition of Brit. There were no other significant changes to the identifiable assets and liabilities by reporting segment at June 30, 2015 compared to December 31, 2014.

An analysis of pre-tax income (loss) by reporting segment for the three and six months ended June 30 is presented below:

Quarter ended June 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	296.7	659.6	464.3	167.2	183.7	156.3	124.4	2,052.2	0.4	—	—	—	2,052.6
Intercompany	0.7	6.6	4.8	—	1.5	0.6	23.1	37.3	(2.9)	—	—	(34.4)	—
	297.4	666.2	469.1	167.2	185.2	156.9	147.5	2,089.5	(2.5)	—	—	(34.4)	2,052.6
Net premiums written	277.4	554.0	411.5	164.4	151.2	80.2	118.1	1,756.8	(2.5)	—	—	—	1,754.3
Net premiums earned
External	224.2	593.9	365.3	187.1	125.9	93.3	85.8	1,675.5	0.5	—	—	—	1,676.0
Intercompany	0.8	(1.6)	0.6	(0.4)	(0.2)	(14.5)	18.3	3.0	(3.0)	—	—	—	—
	225.0	592.3	365.9	186.7	125.7	78.8	104.1	1,678.5	(2.5)	—	—	—	1,676.0
Underwriting expenses	(212.7)	(521.7)	(355.7)	(165.0)	(120.6)	(70.7)	(96.0)	(1,542.4)	(15.6)	—	—	—	(1,558.0)
Underwriting profit (loss)	12.3	70.6	10.2	21.7	5.1	8.1	8.1	136.1	(18.1)	—	—	—	118.0
Interest income	8.3	52.8	15.5	8.3	2.2	7.4	6.0	100.5	25.3	13.9	(5.2)	—	134.5
Dividends	6.9	4.4	1.5	0.6	0.8	1.4	0.1	15.7	0.6	1.8	1.1	—	19.2
Investment expenses	(4.1)	(3.8)	(3.1)	(1.8)	(1.4)	(0.9)	(2.3)	(17.4)	(4.5)	(1.9)	0.2	17.0	(6.6)
Interest and dividends	11.1	53.4	13.9	7.1	1.6	7.9	3.8	98.8	21.4	13.8	(3.9)	17.0	147.1
Share of profit of associates	2.7	45.6	14.5	24.5	—	0.9	1.4	89.6	22.1	0.4	4.8	—	116.9
Other
Revenue	—	—	—	—	—	—	—	—	—	490.2	—	—	490.2
Expenses	—	—	—	—	—	—	—	—	—	(465.8)	—	—	(465.8)
	—	—	—	—	—	—	—	—	—	24.4	—	—	24.4
Operating income	26.1	169.6	38.6	53.3	6.7	16.9	13.3	324.5	25.4	38.6	0.9	17.0	406.4
Net gains (losses) on investments	49.3	(367.0)	(152.2)	(65.4)	(40.7)	(20.2)	(52.6)	(648.8)	(161.5)	(14.4)	163.5	—	(661.2)
Interest expense	—	(1.4)	(0.4)	(0.9)	(1.7)	—	(1.0)	(5.4)	—	(4.1)	(47.3)	—	(56.8)
Corporate overhead	(2.7)	(5.3)	(6.3)	(2.1)	—	—	—	(16.4)	—	—	(27.9)	(17.0)	(61.3)
Pre-tax income (loss)	72.7	(204.1)	(120.3)	(15.1)	(35.7)	(3.3)	(40.3)	(346.1)	(136.1)	20.1	89.2	—	(372.9)
Income taxes													194.3
Net loss													(178.6)

Attributable to:
Shareholders of Fairfax													(185.7)
Non-controlling interests													7.1
													(178.6)

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Quarter ended June 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	322.0	773.9	439.6	154.2	131.9	110.6	1,932.2	4.0	—	—	—	1,936.2
Intercompany	1.1	9.2	—	—	(0.2)	17.3	27.4	—	—	—	(27.4)	—
	323.1	783.1	439.6	154.2	131.7	127.9	1,959.6	4.0	—	—	(27.4)	1,936.2
Net premiums written	292.4	673.8	346.8	151.2	69.2	103.0	1,636.4	9.0	—	—	—	1,645.4
Net premiums earned
External	235.5	617.7	325.4	176.2	76.5	80.5	1,511.8	20.4	—	—	—	1,532.2
Intercompany	(1.8)	2.1	(3.4)	(0.3)	(7.8)	13.6	2.4	(2.4)	—	—	—	—
	233.7	619.8	322.0	175.9	68.7	94.1	1,514.2	18.0	—	—	—	1,532.2
Underwriting expenses	(222.7)	(549.4)	(318.1)	(157.9)	(64.2)	(91.9)	(1,404.2)	(66.4)	—	—	—	(1,470.6)
Underwriting profit (loss)	11.0	70.4	3.9	18.0	4.5	2.2	110.0	(48.4)	—	—	—	61.6
Interest income	5.5	47.0	12.0	7.8	5.1	6.4	83.8	20.3	—	(4.9)	—	99.2
Dividends	5.2	11.0	1.6	0.4	1.5	0.5	20.2	1.6	1.9	3.9	—	27.6
Investment expenses	(2.9)	(13.3)	(3.3)	(1.9)	(1.3)	(3.1)	(25.8)	(2.0)	—	(0.7)	21.8	(6.7)
Interest and dividends	7.8	44.7	10.3	6.3	5.3	3.8	78.2	19.9	1.9	(1.7)	21.8	120.1
Share of profit (loss) of associates	1.2	5.8	0.3	0.3	4.7	1.7	14.0	(0.4)	0.7	(13.5)	—	0.8
Other
Revenue	—	—	—	—	—	—	—	—	345.4	—	—	345.4
Expenses	—	—	—	—	—	—	—	—	(327.6)	—	—	(327.6)
	—	—	—	—	—	—	—	—	17.8	—	—	17.8
Operating income (loss)	20.0	120.9	14.5	24.6	14.5	7.7	202.2	(28.9)	20.4	(15.2)	21.8	200.3
Net gains (losses) on investments	(0.8)	204.5	93.2	17.3	7.7	36.0	357.9	94.3	0.7	(43.9)	—	409.0
Loss on repurchase of long term debt(1)	—	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Interest expense	—	(3.1)	(0.4)	(0.9)	—	(1.1)	(5.5)	(0.2)	(3.3)	(42.0)	—	(51.0)
Corporate overhead	(1.6)	(6.9)	(4.4)	(2.1)	—	(0.2)	(15.2)	—	—	2.0	(21.8)	(35.0)
Pre-tax income (loss)	17.6	315.4	102.9	38.9	22.2	42.4	539.4	65.2	17.8	(99.2)	—	523.2
Income taxes												(156.8)
Net earnings												366.4

Attributable to:
Shareholders of Fairfax												363.7
Non-controlling interests												2.7
												366.4

(1)	The company repurchased $7.0 principal amount of trust preferred securities due 2027 for cash consideration of $7.1 and recorded a loss on repurchase of long term debt of $0.1.

Six months ended June 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	559.1	1,273.4	894.4	480.9	183.7	331.7	303.4	4,026.6	90.2	—	—	—	4,116.8
Intercompany	0.9	13.5	7.5	—	1.5	(0.4)	61.1	84.1	56.5	—	—	(140.6)	—
	560.0	1,286.9	901.9	480.9	185.2	331.3	364.5	4,110.7	146.7	—	—	(140.6)	4,116.8
Net premiums written	458.7	1,117.4	789.5	474.2	151.2	156.1	292.8	3,439.9	146.5	—	—	—	3,586.4
Net premiums earned
External	499.1	1,132.1	702.2	366.3	125.9	174.9	197.5	3,198.0	90.1	—	—	—	3,288.1
Intercompany	(61.3)	(1.7)	(0.8)	(0.7)	(0.2)	(27.8)	36.1	(56.4)	56.4	—	—	—	—
	437.8	1,130.4	701.4	365.6	125.7	147.1	233.6	3,141.6	146.5	—	—	—	3,288.1
Underwriting expenses	(419.1)	(1,001.5)	(686.6)	(304.0)	(120.6)	(132.7)	(214.2)	(2,878.7)	(198.7)	—	—	—	(3,077.4)
Underwriting profit (loss)	18.7	128.9	14.8	61.6	5.1	14.4	19.4	262.9	(52.2)	—	—	—	210.7
Interest income	14.2	92.7	27.3	15.4	2.2	12.8	14.7	179.3	43.9	18.8	(12.5)	—	229.5
Dividends	10.4	14.4	4.6	2.1	0.8	2.7	1.8	36.8	4.4	3.7	1.1	—	46.0
Investment expenses	(7.2)	(11.3)	(6.4)	(3.7)	(1.4)	(1.6)	(5.3)	(36.9)	(7.9)	(3.1)	(0.7)	34.4	(14.2)
Interest and dividends	17.4	95.8	25.5	13.8	1.6	13.9	11.2	179.2	40.4	19.4	(12.1)	34.4	261.3
Share of profit of associates	6.4	52.3	16.5	24.6	—	15.5	3.2	118.5	24.1	1.7	3.4	—	147.7
Other
Revenue	—	—	—	—	—	—	—	—	—	944.5	—	—	944.5
Expenses	—	—	—	—	—	—	—	—	—	(908.3)	—	—	(908.3)
	—	—	—	—	—	—	—	—	—	36.2	—	—	36.2
Operating income (loss)	42.5	277.0	56.8	100.0	6.7	43.8	33.8	560.6	12.3	57.3	(8.7)	34.4	655.9
Net gains (losses) on investments	94.8	(407.2)	(133.2)	(58.7)	(40.7)	(10.4)	(39.6)	(595.0)	(133.3)	(6.4)	250.0	—	(484.7)
Interest expense	—	(4.2)	(0.7)	(1.7)	(1.7)	—	(2.0)	(10.3)	—	(7.1)	(90.9)	—	(108.3)
Corporate overhead	(5.0)	(11.0)	(10.3)	(4.3)	—	—	—	(30.6)	—	—	(39.9)	(34.4)	(104.9)
Pre-tax income (loss)	132.3	(145.4)	(87.4)	35.3	(35.7)	33.4	(7.8)	(75.3)	(121.0)	43.8	110.5	—	(42.0)
Income taxes													99.5
Net earnings													57.5

Attributable to:
Shareholders of Fairfax													39.5
Non-controlling interests													18.0
													57.5

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Six months ended June 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	541.8	1,419.2	850.2	447.4	302.6	265.4	3,826.6	10.3	—	—	—	3,836.9
Intercompany	1.4	18.1	(0.1)	—	0.3	24.1	43.8	—	—	—	(43.8)	—
	543.2	1,437.3	850.1	447.4	302.9	289.5	3,870.4	10.3	—	—	(43.8)	3,836.9
Net premiums written	485.1	1,246.3	684.5	440.8	172.4	218.8	3,247.9	9.9	—	—	—	3,257.8
Net premiums earned
External	463.1	1,136.1	643.5	342.7	158.4	170.0	2,913.8	56.1	—	—	—	2,969.9
Intercompany	(3.4)	6.4	(5.9)	(0.6)	(14.3)	20.9	3.1	(3.1)	—	—	—	—
	459.7	1,142.5	637.6	342.1	144.1	190.9	2,916.9	53.0	—	—	—	2,969.9
Underwriting expenses	(448.2)	(996.9)	(633.1)	(308.5)	(134.9)	(186.6)	(2,708.2)	(139.8)	—	—	—	(2,848.0)
Underwriting profit (loss)	11.5	145.6	4.5	33.6	9.2	4.3	208.7	(86.8)	—	—	—	121.9
Interest income	9.7	84.3	20.9	14.6	10.4	13.8	153.7	38.7	—	(12.0)	—	180.4
Dividends	7.9	16.8	2.7	0.8	2.3	2.3	32.8	2.7	3.3	4.3	—	43.1
Investment expenses	(8.4)	(23.8)	(6.3)	(3.7)	(2.1)	(6.2)	(50.5)	(8.5)	—	(1.9)	48.0	(12.9)
Interest and dividends	9.2	77.3	17.3	11.7	10.6	9.9	136.0	32.9	3.3	(9.6)	48.0	210.6
Share of profit (loss) of associates	4.2	22.6	1.8	0.7	14.0	5.0	48.3	3.7	1.1	(9.7)	—	43.4
Other
Revenue	—	—	—	—	—	—	—	—	651.0	—	—	651.0
Expenses	—	—	—	—	—	—	—	—	(624.9)	—	—	(624.9)
	—	—	—	—	—	—	—	—	26.1	—	—	26.1
Operating income (loss)	24.9	245.5	23.6	46.0	33.8	19.2	393.0	(50.2)	30.5	(19.3)	48.0	402.0
Net gains (losses) on investments	137.2	582.1	216.4	92.3	9.1	118.2	1,155.3	283.2	(2.1)	(21.3)	—	1,415.1
Loss on repurchase of long term debt(1)	—	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Interest expense	—	(6.3)	(0.7)	(1.7)	—	(2.1)	(10.8)	(0.5)	(6.0)	(83.5)	—	(100.8)
Corporate overhead	(3.1)	(12.5)	(7.4)	(4.3)	—	(0.6)	(27.9)	—	—	2.2	(48.0)	(73.7)
Pre-tax income (loss)	159.0	808.8	231.9	132.3	42.9	134.7	1,509.6	232.5	22.4	(122.0)	—	1,642.5
Income taxes												(491.1)
Net earnings												1,151.4

Attributable to:
Shareholders of Fairfax												1,148.3
Non-controlling interests												3.1
												1,151.4

(1)	The company repurchased $7.0 principal amount of trust preferred securities due 2027 for cash consideration of $7.1 and recorded a loss on repurchase of long term debt of $0.1.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and six months ended June 30 were comprised as follows:

	Second quarter		First six months
	2015	2014	2015	2014
Losses and loss adjustment expenses	945.9	912.5	1,891.2	1,735.6
Salaries and employee benefit expenses	334.8	281.2	650.4	549.5
Other reporting segment cost of sales	277.2	209.9	561.4	413.2
Audit, legal and tax professional fees	27.5	22.1	47.2	50.7
Premium taxes	22.6	23.6	42.7	47.0
Information technology costs	21.5	19.9	40.8	40.4
Operating lease costs	32.4	22.9	58.4	43.2
Depreciation, amortization and impairment charges	31.7	23.1	57.9	45.6
Restructuring costs	1.1	1.8	1.1	2.2
Loss on repurchase of long term debt	—	0.1	—	0.1
Administrative expense and other	106.7	76.5	212.6	139.7
	1,801.4	1,593.6	3,563.7	3,067.2

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	June 30, 2015	December 31, 2014
Holding company cash and investments:
Cash and balances with banks	134.4	93.7
Treasury bills and other eligible bills	24.9	224.0
	159.3	317.7
Subsidiary cash and short term investments:
Cash and balances with banks	1,821.2	1,336.3
Treasury bills and other eligible bills	1,930.0	1,698.2
	3,751.2	3,034.5
Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	1.4	—

Fairfax India: cash and balances with banks	9.6	—

Cash and cash equivalents included in the consolidated balance sheets	3,921.5	3,352.2

Less: Cash and cash equivalents - restricted (1)
Holding company cash and balances with banks - restricted	7.9	—
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	196.0	122.1
Treasury bills and other eligible bills	182.3	211.4
	378.3	333.5

Cash and cash equivalents included in the consolidated statements of cash flows	3,535.3	3,018.7

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and six months ended June 30 were as follows:

	Second quarter		First six months
	2015	2014	2015	2014
(a) Net (purchases) sales of securities classified as at FVTPL
Short term investments	170.1	697.9	(78.1)	149.8
Bonds	308.9	170.4	(286.9)	70.2
Preferred stocks	0.9	55.2	45.9	56.6
Common stocks	229.8	(611.2)	122.5	(4.6)
Derivatives and short sales	(131.4)	(36.8)	(57.9)	(216.7)
	578.3	275.5	(254.5)	55.3

(b) Net interest and dividends received
Interest and dividends received	227.4	185.7	365.7	300.3
Interest paid	(73.7)	(72.2)	(97.4)	(97.9)
	153.7	113.5	268.3	202.4

(c) Net income taxes paid	(76.4)	(9.9)	(135.8)	(33.0)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of July 30, 2015)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and six months ended June 30, 2015, and the notes to the MD&A contained in the company's 2014 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(6)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and divestitures
Subsequent to June 30, 2015
On July 20, 2015 Fairfax India Holdings Corporation ("Fairfax India") agreed to acquire approximately 74% of National Collateral Management Services Limited ("NCML") for purchase consideration of approximately $126 (INR 8.1 billion). The transaction is expected to close in the third quarter of 2015. NCML is a leading private-sector agricultural commodities storage company in India.

On July 13, 2015 Fairfax India announced an open offer to acquire up to 26% of the outstanding equity shares of IIFL Holdings Limited (“IIFL”), formerly India Infoline Limited, at a price of approximately $3.07 (INR 195) per share for aggregate cash consideration of approximately $255 (INR 16.2 billion). The transaction is subject to receipt of regulatory approvals in India and is expected to close later in 2015. IIFL is a diversified financial services holding company in India.

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE’s insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). The businesses and renewal rights of the QBE insurance operations are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. In 2014 the QBE insurance operations generated over $45 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.

Six months ended June 30, 2015

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley Inc. ("Ridley") for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit PLC (“Brit”) for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"). Euclid is an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. The assets and liabilities and results of operations of Euclid have been consolidated in the OdysseyRe reporting segment.

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara Operations Limited (“Cara”) through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also acquired additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara’s initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. The assets and liabilities and results of operations of Cara were consolidated in the Other reporting segment. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On April 10, 2015 Crum & Forster acquired a 100% interest in The Redwoods Group, Inc. for purchase consideration of $20.0. The assets and liabilities and results of operations of Redwoods have been consolidated in the Crum & Forster reporting segment. Redwoods is a full service national managing general underwriter and produces approximately $50 of gross premiums written annually primarily from property and casualty packaged insurance business focused on YMCAs, community centers and day camps.

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 through a private placement. Through that investment and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment, which increased the company's non-controlling interest by $724.5 at June 30, 2015.
On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business.
On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $40 of gross premiums written in 2014, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.

The assets and liabilities and results of operations of MCIS and Union Assurance were consolidated in the Fairfax Asia reporting segment.

Year ended December 31, 2014

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the three and six months ended June 30, 2015 and 2014 are shown in the table that follows. Other revenue comprises the revenue earned by Ridley (sold on June 18, 2015), William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Thomas Cook India, Quess Corp Limited ("Quess Corp", formerly known as IKYA), Sterling Resorts (consolidated since September 3, 2014), Pethealth (acquired on November 14, 2014), Fairfax India (since its initial public offering on January 30, 2015) and Cara (acquired on April 10, 2015).

	Second quarter		First six months
	2015	2014	2015	2014
Net premiums earned - Insurance and Reinsurance
Northbridge	225.0	233.7	437.8	459.7
OdysseyRe	592.3	619.8	1,130.4	1,142.5
Crum & Forster	365.9	322.0	701.4	637.6
Zenith National	186.7	175.9	365.6	342.1
Brit(1)	125.7	—	125.7	—
Fairfax Asia	78.8	68.7	147.1	144.1
Insurance and Reinsurance - Other	104.1	94.1	233.6	190.9
	1,678.5	1,514.2	3,141.6	2,916.9
Runoff	(2.5)	18.0	146.5	53.0
	1,676.0	1,532.2	3,288.1	2,969.9
Interest and dividends	264.0	120.9	409.0	254.0
Net gains (losses) on investments	(661.2)	409.0	(484.7)	1,415.1
Other	490.2	345.4	944.5	651.0
	1,769.0	2,407.5	4,156.9	5,290.0

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Revenue of $1,769.0 in the second quarter of 2015 ($4,156.9 in the first six months of 2015) decreased from $2,407.5 in the second quarter of 2014($5,290.0 in the first six months of 2014) principally as a result of net losses on investments, partially offset by increased net premiums earned, interest and dividends and Other revenue. Net losses on investments reflected net losses on bonds and lower gains on equity and equity-related holdings after equity hedges. An analysis of consolidated interest and dividend income, share of profit (loss) of associates and net gains (losses) on investments for the second quarters and first six months ended June 30, 2015 and 2014 is provided in the Investments section of this MD&A.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the second quarter of 2015 reflected increases at Crum & Forster ($43.9, 13.6%), Zenith National ($10.8, 6.1%), Fairfax Asia ($10.1, 14.7%) and Insurance and Reinsurance – Other ($10.0, 10.6%), and the consolidation of the net premiums earned by Brit ($125.7), partially offset by decreases at OdysseyRe ($27.5, 4.4%) and Northbridge ($8.7, 3.7% including the unfavourable effect of foreign currency translation). The increase in net premiums earned by the company’s insurance and reinsurance operations in the first six months of 2015 reflected increases at Crum & Forster ($63.8, 10.0%), Insurance and Reinsurance – Other ($42.7, 22.4%), Zenith National ($23.5, 6.9%) and Fairfax Asia ($3.0, 2.1%), and the consolidation of the net premiums earned by Brit ($125.7), partially offset by decreases at Northbridge ($21.9, 4.8% including the unfavourable effect of foreign currency translation) and OdysseyRe ($12.1, 1.1%).
Net premiums earned at Runoff in the first six months of 2015 of $146.5 principally reflected the impacts of the AXA and APH reinsurance transactions of $56.6 and $89.0 respectively (described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff). Net premiums earned at Runoff in the second quarter and the first six months of 2014 of $18.0 and $53.0 respectively, principally reflected the runoff of policies in force on the acquisition date of American Safety.

The increase in Other revenue from $345.4 and $651.0 in the second quarter and the first six months of 2014 respectively to $490.2 and $944.5 in the second quarter and the first six months of 2015 respectively, principally reflected increased revenue at Quess Corp. and the impact of the consolidation of Cara (acquired on April 10, 2015), Praktiker (acquired on June 5, 2014), Pethealth (acquired on November 14, 2014) and Sterling Resorts (consolidated since September 3, 2014).

In order to better compare 2015 and 2014, the table which follows presents adjusted net premiums written (a non-GAAP measure), which is calculated as net premiums written by the company's insurance and reinsurance operations in the three and six months ended June 30, 2015 and 2014 after adjusting for (i) the impact of the acquisition of Brit on June 5, 2015 (described in more detail in the Components of Net Earnings section of this MD&A under the heading Brit); (ii) the impacts of the acquisitions of Union Assurance, MCIS and Fairfax Indonesia by Fairfax Asia (the "Fairfax Asia acquisitions", described in more detail in the Components of Net Earnings section of this MD&A under the heading Fairfax Asia); (iii) the change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business (described in more detail in the Components of Net Earnings section of this MD&A under the heading OdysseyRe); and (iv) the impact of the QBE reinsurance transactions on Polish Re (described in more detail in the Components of Net Earnings section of this MD&A under the heading Insurance and Reinsurance - Other):

	Second quarter			First six months
Net premiums written - as adjusted	2015	2014	% change year-over-year	2015	2014	% change year-over-year
Northbridge	277.4	292.4	(5.1)	458.7	485.1	(5.4)
OdysseyRe	554.0	673.8	(17.8)	1,117.4	1,211.9	(7.8)
Crum & Forster	411.5	346.8	18.7	789.5	684.5	15.3
Zenith National	164.4	151.2	8.7	474.2	440.8	7.6
Fairfax Asia	62.8	69.2	(9.2)	128.3	172.4	(25.6)
Insurance and Reinsurance - Other	110.1	103.0	6.9	234.2	218.8	7.0
Insurance and reinsurance operations	1,580.2	1,636.4	(3.4)	3,202.3	3,213.5	(0.3)

Northbridge’s net premiums written decreased by 5.1% and 5.4% in the second quarter and the first six months of 2015 respectively. In Canadian dollar terms, Northbridge’s net premiums written increased by 6.9% and 6.5% during those same respective periods primarily due to increased renewal business at Northbridge Insurance, modest price increases across the group and the impact of a decrease in the amount of casualty reinsurance purchased.

OdysseyRe’s net premiums written decreased by 17.8% and 7.8% in the second quarter and first six months of 2015 respectively primarily reflecting the non-renewal of a significant property quota share reinsurance contract covering risks in Florida that resulted in the return of unearned premium to the cedent (the ‘‘unearned premium portfolio transfer’’) reducing net premiums written by $100.7 in each of the second quarter and first six months of 2015. The decrease in the first six months of 2015 also included lower writings of liability insurance related to a specific program and the unfavourable impact of foreign currency translation. The unearned premium portfolio transfer is described in more detail in the Components of Net Earnings section of this MD&A under the heading OdysseyRe.
Crum & Forster's net premiums written increased by 18.7% in the second quarter of 2015 (15.3% in the first six months of 2015) primarily reflecting growth across several of its specialty lines of business and improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance, partially offset by planned reductions in the legacy CoverX business.
Zenith National's net premiums written increased by 8.7% in the second quarter of 2015 (7.6% in the first six months of 2015) primarily reflecting an increase in exposure and moderate earned premium rate increases.

Net premiums written by Fairfax Asia decreased by 9.2% and 25.6% in the second quarter and first six months of 2015 respectively primarily reflecting a planned reduction in commercial automobile writings at Falcon which had a relatively high retention rate, the unfavourable effect of foreign currency translation at First Capital and Pacific Insurance and an increase in written premiums ceded to reinsurers related to a new intercompany quota share reinsurance agreement between Group Re and First Capital effective January 1, 2015 in respect of certain commercial automobile business.

Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 6.9% and 7.0% in the second quarter and the first six months of 2015 respectively primarily reflecting the impact of a new intercompany quota share reinsurance agreement between Group Re and First Capital (referred to above in the discussion related to Fairfax Asia).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and six months ended June 30, 2015 and 2014. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net losses are each shown separately to present more meaningfully the results of the company's investment management strategies.

	Second quarter		First six months
Combined ratios - Insurance and Reinsurance	2015	2014	2015	2014
Northbridge	94.5%	95.3%	95.7%	97.5%
OdysseyRe	88.1%	88.6%	88.6%	87.3%
Crum & Forster	97.2%	98.8%	97.9%	99.3%
Zenith National	88.4%	89.8%	83.1%	90.2%
Brit(1)	95.9%	—	95.9%	—
Fairfax Asia	89.6%	93.4%	90.2%	93.6%
Insurance and Reinsurance - Other	92.3%	97.8%	91.7%	97.7%
Consolidated	91.9%	92.7%	91.6%	92.8%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	12.3	11.0	18.7	11.5
OdysseyRe	70.6	70.4	128.9	145.6
Crum & Forster	10.2	3.9	14.8	4.5
Zenith National	21.7	18.0	61.6	33.6
Brit(1)	5.1	—	5.1	—
Fairfax Asia	8.1	4.5	14.4	9.2
Insurance and Reinsurance - Other	8.1	2.2	19.4	4.3
Underwriting profit	136.1	110.0	262.9	208.7
Interest and dividends - insurance and reinsurance	188.4	92.2	297.7	184.3
Operating income	324.5	202.2	560.6	393.0
Runoff (excluding net gains (losses) on investments)	25.4	(28.9)	12.3	(50.2)
Other reporting segment	38.6	20.4	57.3	30.5
Interest expense	(56.8)	(51.0)	(108.3)	(100.8)
Corporate overhead and other	(43.4)	(28.5)	(79.2)	(45.1)
Pre-tax income before net gains (losses) on investments	288.3	114.2	442.7	227.4
Net realized gains before equity hedges	611.6	328.6	1,093.7	708.3
Pre-tax income including net realized gains before equity hedges	899.9	442.8	1,536.4	935.7
Net change in unrealized gains (losses) before equity hedges	(1,264.0)	268.1	(1,400.0)	966.0
Equity hedging net losses	(8.8)	(187.7)	(178.4)	(259.2)
Pre-tax income (loss)	(372.9)	523.2	(42.0)	1,642.5
Income taxes	194.3	(156.8)	99.5	(491.1)
Net earnings (loss)	(178.6)	366.4	57.5	1,151.4

Attributable to:
Shareholders of Fairfax	(185.7)	363.7	39.5	1,148.3
Non-controlling interests	7.1	2.7	18.0	3.1
	(178.6)	366.4	57.5	1,151.4

Net earnings (loss) per share	$(8.87)	$16.47	$0.73	$52.82
Net earnings (loss) per diluted share	$(8.87)	$16.15	$0.71	$51.84
Cash dividends paid per share	$—	$—	$10.00	$10.00

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

The company's insurance and reinsurance operations produced underwriting profits of $136.1 and $262.9 (combined ratios of 91.9% and 91.6%) in the second quarter and first six months of 2015 respectively compared to underwriting profits of $110.0 and $208.7 (combined ratios of 92.7% and 92.8%) in the second quarter and first six months of 2014 respectively. The increase in underwriting profit in the second quarter and first six months of 2015 principally reflected lower current period catastrophe losses and higher net favourable prior year reserve development. The following table presents the components of the company's combined ratios for the three and six months ended June 30, 2015 and 2014:

	Second quarter		First six months
	2015	2014	2015	2014
Underwriting profit	136.1	110.0	262.9	208.7

Loss & LAE - accident year	64.9%	66.5%	63.8%	65.0%
Commissions	16.9%	15.7%	16.7%	16.4%
Underwriting expense	15.1%	15.5%	15.9%	15.9%
Combined ratio - accident year	96.9%	97.7%	96.4%	97.3%
Net favourable development	(5.0)%	(5.0)%	(4.8)%	(4.5)%
Combined ratio - calendar year	91.9%	92.7%	91.6%	92.8%
The underwriting profit included attritional current period catastrophe losses of $36.0 (2.1 combined ratio points) and $63.8 (2.0 combined ratio points) in the second quarter and first six months of 2015 respectively compared to $55.9 (3.7 combined ratio points) and $86.4 (3.0 combined ratio points) in the second quarter and first six months of 2014 respectively.

Net (favourable) adverse prior year reserve development for the three and six months ended June 30, 2015 and 2014 was comprised as follows:

	Second quarter		First six months
Insurance and Reinsurance	2015	2014	2015	2014
Northbridge	(20.1)	(27.2)	(18.9)	(42.3)
OdysseyRe	(28.5)	(24.8)	(39.7)	(46.8)
Zenith National	(15.0)	(16.5)	(51.2)	(33.6)
Fairfax Asia	(6.4)	2.1	(10.6)	5.5
Insurance and Reinsurance - Other	(13.7)	(9.1)	(31.1)	(14.0)
	(83.7)	(75.5)	(151.5)	(131.2)

The commission expense ratio increased from 15.7% and 16.4% in the second quarter and first six months of 2014 respectively to 16.9% and 16.7% in the second quarter and first six months of 2015 respectively, primarily due to the consolidation of Brit which has a commission expense ratio that is generally higher than Fairfax's other operating companies (commission rates on the Lloyd's platform tend to be higher than typical non-Lloyd's insurance and reinsurance arrangements; however, Lloyd's participants tend to have lower underwriting expense ratios). The increase in the commission expense ratio in the first six months of 2015 was partially mitigated by the net premiums earned related to the QBE loss portfolio transfer which did not attract commissions (described in the Components of Net Earnings section of this MD&A under the heading Insurance and Reinsurance - Other) and commission income earned related to the AXA reinsurance transaction at Northbridge (described in the Components of Net Earnings section of this MD&A under the heading Runoff).
The underwriting expense ratio of 15.1% and 15.9% in the second quarter and first six months of 2015 respectively compared to 15.5% and 15.9% in the second quarter and first six months of 2014 respectively. Underwriting expenses increased in the second quarter and first six months of 2015 by 8.2% and 8.1% (increased by 1.4% and 4.7% excluding the underwriting expenses of Brit) respectively relative to the corresponding increase in net premiums earned of 10.9% and 7.7% (increased by 2.5% and 3.4% excluding the net premiums earned by Brit) respectively.
Underwriting expenses increased by 1.4% and 4.7% (excluding $16.0 and $16.0 of underwriting expenses of Brit) in the second quarter and first six months of 2015 respectively, primarily reflecting increased operating expenses at Crum & Forster and Zenith National consistent with their growth in net premiums earned, partially offset by lower underwriting expenses at OdysseyRe (principally a reduction in legal expenses).
Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $301.7 in the second quarter of 2014 to $346.8 in the second quarter of 2015 (increased from $601.8 in the first six months of 2014 to $667.8 in the first six months of 2015) primarily as a result of increased underwriting expenses of the insurance and reinsurance operations (described above) and increased Fairfax corporate overhead due to expenses incurred in connection with the acquisition of Brit.
Other expenses increased from $327.7 and $625.0 in the second quarter and first six months of 2014 respectively to $465.8 and $908.3 in the second quarter and first six months of 2015 respectively, principally reflecting increased expenses at Quess Corp. consistent with its growth in revenue and the impact of the consolidation of Cara (acquired on April 10, 2015), Praktiker (acquired on June 5, 2014), Pethealth (acquired on November 14, 2014) and Sterling Resorts (consolidated since September 3, 2014).

The company reported a net loss attributable to shareholders of Fairfax of $185.7 (a net loss of $8.87 per basic and diluted share) in the second quarter of 2015 compared to net earnings attributable to shareholders of Fairfax of $363.7 (net earnings of $16.47 per basic share and $16.15 per diluted share) in the second quarter of 2014. The company reported net earnings attributable to shareholders of Fairfax of $39.5 (net earnings of $0.73 per basic share and $0.71 per diluted share) in the first six months of 2015 compared to net earnings attributable to shareholders of Fairfax of $1,148.3 (net earnings of $52.82 per basic share and $51.84 per diluted share) in the first six months of 2014. The year-over-year decrease in profitability in the second quarter and first six months of 2015 primarily reflected net losses on investments (compared to net gains in those respective periods in 2014), partially offset by the recovery of income taxes (compared to provision for income taxes in those respective periods in 2014) and increased underwriting profit and interest and dividend income.
Common shareholders’ equity increased from $8,361.0 at December 31, 2014 to $8,628.9 at June 30, 2015 primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares on March 3, 2015 ($575.9) and net earnings attributable to shareholders of Fairfax ($39.5), partially offset by the payment of dividends on the company's common and preferred shares ($241.9) and decreased accumulated other comprehensive income (a decrease of $65.9 in the first six months of 2015 primarily related to net unrealized foreign currency translation losses of foreign operations ($49.5) and associates ($20.4)). Common shareholders’ equity at June 30, 2015 was $8,628.9 or $387.53 per basic share compared to $8,361.0 or $394.83 per basic share at December 31, 2014, representing a decrease per basic share in the first six months of 2015 of 1.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 0.6% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the three and six months ended June 30, 2015 and 2014. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended June 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	297.4	666.2	469.1	167.2	185.2	156.9	147.5	2,089.5	(2.5)	—	—	(34.4)	2,052.6
Net premiums written	277.4	554.0	411.5	164.4	151.2	80.2	118.1	1,756.8	(2.5)	—	—	—	1,754.3
Net premiums earned	225.0	592.3	365.9	186.7	125.7	78.8	104.1	1,678.5	(2.5)	—	—	—	1,676.0
Underwriting profit (loss)	12.3	70.6	10.2	21.7	5.1	8.1	8.1	136.1	(18.1)	—	—	—	118.0
Interest and dividends	13.8	99.0	28.4	31.6	1.6	8.8	5.2	188.4	43.5	14.2	0.9	17.0	264.0
Operating income	26.1	169.6	38.6	53.3	6.7	16.9	13.3	324.5	25.4	14.2	0.9	17.0	382.0
Net gains (losses) on investments	49.3	(367.0)	(152.2)	(65.4)	(40.7)	(20.2)	(52.6)	(648.8)	(161.5)	(14.4)	163.5	—	(661.2)
Other reporting segment	—	—	—	—	—	—	—	—	—	24.4	—	—	24.4
Interest expense	—	(1.4)	(0.4)	(0.9)	(1.7)	—	(1.0)	(5.4)	—	(4.1)	(47.3)	—	(56.8)
Corporate overhead and other	(2.7)	(5.3)	(6.3)	(2.1)	—	—	—	(16.4)	—	—	(27.9)	(17.0)	(61.3)
Pre-tax income (loss)	72.7	(204.1)	(120.3)	(15.1)	(35.7)	(3.3)	(40.3)	(346.1)	(136.1)	20.1	89.2	—	(372.9)
Income taxes													194.3
Net loss													(178.6)

Attributable to:
Shareholders of Fairfax													(185.7)
Non-controlling interests													7.1
													(178.6)

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Quarter ended June 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	323.1	783.1	439.6	154.2	131.7	127.9	1,959.6	4.0	—	—	(27.4)	1,936.2
Net premiums written	292.4	673.8	346.8	151.2	69.2	103.0	1,636.4	9.0	—	—	—	1,645.4
Net premiums earned	233.7	619.8	322.0	175.9	68.7	94.1	1,514.2	18.0	—	—	—	1,532.2
Underwriting profit (loss)	11.0	70.4	3.9	18.0	4.5	2.2	110.0	(48.4)	—	—	—	61.6
Interest and dividends	9.0	50.5	10.6	6.6	10.0	5.5	92.2	19.5	2.6	(15.2)	21.8	120.9
Operating income (loss)	20.0	120.9	14.5	24.6	14.5	7.7	202.2	(28.9)	2.6	(15.2)	21.8	182.5
Net gains (losses) on investments	(0.8)	204.5	93.2	17.3	7.7	36.0	357.9	94.3	0.7	(43.9)	—	409.0
Other reporting segment	—	—	—		—	—	—	—	17.8	—	—	17.8
Interest expense	—	(3.1)	(0.4)	(0.9)	—	(1.1)	(5.5)	(0.2)	(3.3)	(42.0)	—	(51.0)
Corporate overhead and other	(1.6)	(6.9)	(4.4)	(2.1)	—	(0.2)	(15.2)	—	—	1.9	(21.8)	(35.1)
Pre-tax income (loss)	17.6	315.4	102.9	38.9	22.2	42.4	539.4	65.2	17.8	(99.2)	—	523.2
Income taxes												(156.8)
Net earnings												366.4

Attributable to:
Shareholders of Fairfax												363.7
Non-controlling interests												2.7
												366.4

Six months ended June 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	560.0	1,286.9	901.9	480.9	185.2	331.3	364.5	4,110.7	146.7	—	—	(140.6)	4,116.8
Net premiums written	458.7	1,117.4	789.5	474.2	151.2	156.1	292.8	3,439.9	146.5	—	—	—	3,586.4
Net premiums earned	437.8	1,130.4	701.4	365.6	125.7	147.1	233.6	3,141.6	146.5	—	—	—	3,288.1
Underwriting profit (loss)	18.7	128.9	14.8	61.6	5.1	14.4	19.4	262.9	(52.2)	—	—	—	210.7
Interest and dividends	23.8	148.1	42.0	38.4	1.6	29.4	14.4	297.7	64.5	21.1	(8.7)	34.4	409.0
Operating income (loss)	42.5	277.0	56.8	100.0	6.7	43.8	33.8	560.6	12.3	21.1	(8.7)	34.4	619.7
Net gains (losses) on investments	94.8	(407.2)	(133.2)	(58.7)	(40.7)	(10.4)	(39.6)	(595.0)	(133.3)	(6.4)	250.0	—	(484.7)
Other reporting segment	—	—	—			—	—	—	—	36.2	—	—	36.2
Interest expense	—	(4.2)	(0.7)	(1.7)	(1.7)	—	(2.0)	(10.3)	—	(7.1)	(90.9)	—	(108.3)
Corporate overhead and other	(5.0)	(11.0)	(10.3)	(4.3)	—	—	—	(30.6)	—	—	(39.9)	(34.4)	(104.9)
Pre-tax income (loss)	132.3	(145.4)	(87.4)	35.3	(35.7)	33.4	(7.8)	(75.3)	(121.0)	43.8	110.5	—	(42.0)
Income taxes													99.5
Net earnings													57.5

Attributable to:
Shareholders of Fairfax													39.5
Non-controlling interests													18.0
													57.5

(1)    Brit is included in the company's financial reporting with effect from June 5, 2015.

Six months ended June 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	543.2	1,437.3	850.1	447.4	302.9	289.5	3,870.4	10.3	—	—	(43.8)	3,836.9
Net premiums written	485.1	1,246.3	684.5	440.8	172.4	218.8	3,247.9	9.9	—	—	—	3,257.8
Net premiums earned	459.7	1,142.5	637.6	342.1	144.1	190.9	2,916.9	53.0	—	—	—	2,969.9
Underwriting profit (loss)	11.5	145.6	4.5	33.6	9.2	4.3	208.7	(86.8)	—	—	—	121.9
Interest and dividends	13.4	99.9	19.1	12.4	24.6	14.9	184.3	36.6	4.4	(19.3)	48.0	254.0
Operating income (loss)	24.9	245.5	23.6	46.0	33.8	19.2	393.0	(50.2)	4.4	(19.3)	48.0	375.9
Net gains (losses) on investments	137.2	582.1	216.4	92.3	9.1	118.2	1,155.3	283.2	(2.1)	(21.3)	—	1,415.1
Other reporting segment	—	—	—		—	—	—	—	26.1	—	—	26.1
Interest expense	—	(6.3)	(0.7)	(1.7)	—	(2.1)	(10.8)	(0.5)	(6.0)	(83.5)	—	(100.8)
Corporate overhead and other	(3.1)	(12.5)	(7.4)	(4.3)	—	(0.6)	(27.9)	—	—	2.1	(48.0)	(73.8)
Pre-tax income (loss)	159.0	808.8	231.9	132.3	42.9	134.7	1,509.6	232.5	22.4	(122.0)	—	1,642.5
Income taxes												(491.1)
Net earnings												1,151.4

Attributable to:
Shareholders of Fairfax												1,148.3
Non-controlling interests												3.1
												1,151.4

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other reporting segment for the three and six months ended June 30, 2015 and 2014.
Northbridge

	Second quarter		First six months
	2015	2014	2015	2014
Underwriting profit	12.3	11.0	18.7	11.5

Loss & LAE - accident year	69.0%	71.9%	66.6%	71.1%
Commissions	16.1%	16.5%	15.6%	16.6%
Underwriting expenses	18.4%	18.5%	17.8%	19.0%
Combined ratio - accident year	103.5%	106.9%	100.0%	106.7%
Net favourable development	(9.0)%	(11.6)%	(4.3)%	(9.2)%
Combined ratio - calendar year	94.5%	95.3%	95.7%	97.5%

Gross premiums written	297.4	323.1	560.0	543.2
Net premiums written	277.4	292.4	458.7	485.1
Net premiums earned	225.0	233.7	437.8	459.7
Underwriting profit	12.3	11.0	18.7	11.5
Interest and dividends	13.8	9.0	23.8	13.4
Operating income	26.1	20.0	42.5	24.9
Net gains (losses) on investments	49.3	(0.8)	94.8	137.2
Pre-tax income before interest and other	75.4	19.2	137.3	162.1
In the first six months of 2015 Northbridge assumed gross premiums written and gross losses on claims of $56.6 (Cdn$70.6) and $53.3 (Cdn$66.5) respectively in connection with the AXA reinsurance transaction which occurred in the first quarter of 2015 (described in the Components of Net Earnings section of this MD&A under the heading Runoff). These amounts were fully retroceded to Runoff and Runoff paid Northbridge a commission of $1.4 (Cdn$1.7) for fronting this transaction.
Northbridge reported underwriting profits of $12.3 and $18.7 and combined ratios of 94.5% and 95.7% in the second quarter and first six months of 2015 respectively compared to underwriting profits of $11.0 and $11.5 and combined ratios of 95.3% and 97.5% in the second quarter and first six months of 2014 respectively. The year-over-year increase in underwriting profit principally reflected improvements in the non-catastrophe underwriting margins related to the current accident year (reflecting the more moderate winter conditions in 2015 compared to more severe winter weather in 2014), partially offset by lower net favourable prior year reserve development.
Net favourable prior year reserve development of $20.1 and $18.9 (9.0 and 4.3 combined ratio points) in the second quarter and first six months of 2015 respectively reflected better than expected emergence in respect of accident years 2010 and prior across most lines of business, partially offset by net adverse development related to Northbridge's mandatory participation in the industry wide Facility Association (the Canadian market mechanism that provides automobile insurance to drivers that are unable to obtain automobile insurance through the voluntary insurance market). Net favourable prior year reserve development of $27.2 and $42.3 (11.6 and 9.2 combined ratio points) in the second quarter and first six months of 2014 respectively, reflected better than expected emergence across most accident years and lines of business. There were no material current period catastrophe losses in the second quarters or first six months of 2015 and 2014.
Northbridge's commission expense ratio decreased from 16.6% in the first six months of 2014 to 15.6% in the first six months of 2015, primarily as a result of increased fronting fee commission revenue, including commission income earned related to the AXA reinsurance transaction in the first quarter of 2015 described above. Northbridge's underwriting expense ratio decreased from 19.0% in the first six months of 2014 to 17.8% in the first six months of 2015, primarily as a result of increased net premiums earned (in Canadian dollar terms), in addition to the impact of a favourable ruling from taxation authorities that resulted in the release of a provision related to harmonized sales tax on premiums ceded to foreign affiliated reinsurers in the first quarter of 2015.
Excluding the impact of the AXA reinsurance transaction, gross premiums written increased by 4.7% from Cdn$352.9 in the second quarter of 2014 to Cdn$369.4 in the second quarter of 2015 (increased 4.3% from Cdn$595.7 in the first six months of 2014 to Cdn$621.1 in the first six months of 2015), primarily due to increased renewal business at Northbridge Insurance and modest price increases across the group. In Canadian dollar terms, net premiums written increased by 6.9% and 6.5% in the second quarter and first six months of 2015 respectively, reflecting many of the same factors which affected gross premiums written, and also included the impact of a decrease in the amount of casualty reinsurance purchased. In Canadian dollar terms, net premiums earned increased by 8.5% and 7.3% in the second quarter and first six months of 2015 respectively consistent with the growth in net premiums written and the earning of increased premium written in recent quarters.

Interest and dividends increased from $9.0 and $13.4 in the second quarter and first six months of 2014 respectively to $13.8 and $23.8 in the second quarter and first six months of 2015 respectively, reflecting reduced cash and short term investment balances and the impacts of higher yielding bonds and common stocks owned year-over-year.
The year-over-year increase in net gains on investments (as set out in the Investments section of this MD&A), higher interest and dividend income and a modest increase in underwriting profitability produced pre-tax income before interest and other of $75.4 in the second quarter of 2015 compared to pre-tax income before interest and other of $19.2 in the second quarter of 2014. The year-over-year decrease in net gains on investments (as set out in the Investments section of this MD&A), partially offset by higher interest and dividend income and increased underwriting profitability produced pre-tax income before interest and other of $137.3 in the first six months of 2015 compared to pre-tax income before interest and other of $162.1 in the first six months of 2014.
Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by $148.1 in the first six months of 2015 compared to a decrease of $192.8 in the first six months of 2014. Cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) of $30.3 in the first six months of 2015 increased from cash used in operating activities of $1.9 in the first six months of 2014, primarily as a result of higher income taxes paid and higher net claims payments, partially offset by higher net premium collections.

OdysseyRe(1)

	Second quarter		First six months
	2015	2014	2015	2014
Underwriting profit	70.6	70.4	128.9	145.6

Loss & LAE - accident year	64.9%	63.7%	61.3%	60.6%
Commissions	19.8%	19.2%	20.9%	20.5%
Underwriting expenses	8.2%	9.7%	9.9%	10.3%
Combined ratio - accident year	92.9%	92.6%	92.1%	91.4%
Net favourable development	(4.8)%	(4.0)%	(3.5)%	(4.1)%
Combined ratio - calendar year	88.1%	88.6%	88.6%	87.3%

Gross premiums written	666.2	783.1	1,286.9	1,437.3
Net premiums written	554.0	673.8	1,117.4	1,246.3
Net premiums earned	592.3	619.8	1,130.4	1,142.5
Underwriting profit	70.6	70.4	128.9	145.6
Interest and dividends	99.0	50.5	148.1	99.9
Operating income	169.6	120.9	277.0	245.5
Net gains (losses) on investments	(367.0)	204.5	(407.2)	582.1
Pre-tax income (loss) before interest and other	(197.4)	325.4	(130.2)	827.6

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"), an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. On April 1, 2014 Hudson Insurance completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport"), a leading underwriting, claims and risk management specialist in the long-haul trucking industry. The acquisitions of Euclid and Motor Transport, which produce annual gross premiums written of approximately $15 and $24 respectively, will ensure that Hudson Insurance has the opportunity to participate on future renewals of this business.

OdysseyRe reported underwriting profits of $70.6 and $128.9 and combined ratios of 88.1% and 88.6% in the second quarter and first six months of 2015 respectively compared to underwriting profits of $70.4 and $145.6 and combined ratios of 88.6% and 87.3% in the second quarter and first six months of 2014 respectively. Underwriting profits in the second quarter and first six months of 2015 were impacted by changes in business mix, including lower writings of higher margin property catastrophe business, partially offset by lower current period catastrophe losses. Net favourable prior year reserve development increased in the second quarter of 2015 and decreased in the first six months of 2015.

OdysseyRe's combined ratios in the second quarter and first six months of 2015 included 4.8 and 3.5 combined ratio points ($28.5 and $39.7) respectively of net favourable prior year reserve development (principally related to casualty and property catastrophe loss reserves) compared to 4.0 and 4.1 combined ratio points ($24.8 and $46.8) in the second quarter and first six months of 2014 respectively (principally related to casualty and property catastrophe loss reserves). The combined ratios in the second quarter and first six months of 2015 included 5.5 and 4.9 combined ratio points ($32.7 and $55.5) respectively of attritional current period catastrophe losses. The combined ratios in the second quarter and first six months of 2014 included 7.8 and 6.2 combined ratio points ($48.5 and $70.7) respectively of current period catastrophe losses (net of reinstatement premiums) comprised of the effects of Windstorm Ela ($25.0) and other attritional catastrophe losses. OdysseyRe's underwriting expense ratio decreased from 9.7% and 10.3% in the second quarter and first six months of 2014 respectively to 8.2% and 9.9% in the second quarter and first six months of 2015 respectively, primarily due to lower legal expenses.

Following enhancements to its underwriting systems and the accumulation of sufficient internal historical data, OdysseyRe recognized the majority of the premiums written in respect of the winter planting season of its U.S. crop insurance business in the fourth quarter of 2014, whereas in prior years those premiums would have been recognized in the first quarter of 2015. Excluding the impact of the U.S. crop insurance business from the first six months of 2014, OdysseyRe's gross premiums written, net premiums written and net premiums earned decreased as set out in the following table. The impact on underwriting profit of this change was nominal.

	First six months
	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
OdysseyRe - as reported	1,286.9	1,117.4	1,130.4	1,437.3	1,246.3	1,142.5
Adjustments related to timing of U.S. crop insurance	—	—	—	(41.4)	(34.4)	(6.0)
OdysseyRe - as adjusted	1,286.9	1,117.4	1,130.4	1,395.9	1,211.9	1,136.5
Percentage change (year-over-year)	(7.8)%	(7.8)%	(0.5)%
On June 1, 2015 the non-renewal of a significant property quota share reinsurance contract covering risks in Florida resulted in the return of unearned premium to the cedent (the ‘‘unearned premium portfolio transfer’’) reducing both gross premiums written and net premiums written by $100.7 in each of the second quarter and first six months of 2015. Gross premiums written decreased by 14.9% and 7.8% in the second quarter and first six months of 2015 respectively principally as a result of the unearned premium portfolio transfer (the decrease in the first six months of 2015 also included lower writings of liability insurance related to a specific program and the unfavourable impact of foreign currency translation). Net premiums written decreased by 17.8% and 7.8% in the second quarter and first six months of 2015 respectively consistent with the decrease in gross premiums written. Net premiums earned decreased by 4.4% and 0.5% in the second quarter and first six months of 2015 respectively consistent with the decrease in net premiums written, partially offset by the earning of increased premiums written on lines of business that experienced growth in previous periods.

Interest and dividends increased from $50.5 and $99.9 in the second quarter and first six months of 2014 respectively to $99.0 and $148.1 in the second quarter and first six months of 2015 respectively, reflecting increased share of profit of associates (primarily relating to the share of a gain of $37.5 recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015), lower investment administration fees and increased interest income earned on higher yielding fixed income investments owned year-over-year, partially offset by lower dividends on common and preferred stocks.
The net losses on investments (as set out in the Investments section of this MD&A), partially offset by increased interest and dividend income and stable underwriting profit, produced a pre-tax loss before interest and other of $197.4 in the second quarter of 2015 compared to pre-tax income before interest and other of $325.4 in the second quarter of 2014. The net losses on investments (as set out in the Investments section of this MD&A) and lower underwriting profit, partially offset by increased interest and dividend income, produced a pre-tax loss before interest and other of $130.2 in the first six months of 2015 compared to pre-tax income before interest and other of $827.6 in the first six months of 2014.
OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $140.8 and $67.6 in the first six months of 2015 and 2014 respectively. Cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $48.3 in the first six months of 2015 compared to cash provided by operating activities of $214.7 in the first six months of 2014. The year-over-year increase in cash used in operating activities principally reflected the impact of the unearned premium portfolio transfer, increased income tax payments and higher net paid losses related to prior years' non-catastrophe losses.

Crum & Forster

	Second quarter		First six months
	2015	2014	2015	2014
Underwriting profit	10.2	3.9	14.8	4.5

Loss & LAE - accident year	63.9%	66.6%	63.9%	66.2%
Commissions	14.5%	12.8%	14.4%	13.5%
Underwriting expenses	18.8%	19.4%	19.6%	19.6%
Combined ratio - accident year	97.2%	98.8%	97.9%	99.3%
Net favourable development	—	—	—	—
Combined ratio - calendar year	97.2%	98.8%	97.9%	99.3%

Gross premiums written	469.1	439.6	901.9	850.1
Net premiums written	411.5	346.8	789.5	684.5
Net premiums earned	365.9	322.0	701.4	637.6
Underwriting profit	10.2	3.9	14.8	4.5
Interest and dividends	28.4	10.6	42.0	19.1
Operating income	38.6	14.5	56.8	23.6
Net gains (losses) on investments	(152.2)	93.2	(133.2)	216.4
Pre-tax income (loss) before interest and other	(113.6)	107.7	(76.4)	240.0

On April 10, 2015 Crum & Forster acquired a 100% interest in The Redwoods Group, Inc. (“Redwoods”) for consideration of $20.0. Redwoods is a full service national managing general underwriter and produces approximately $50 of gross premiums written annually primarily from property and casualty packaged insurance business focused on YMCAs, community centers and day camps. Commencing in the second quarter of 2015, all premiums produced by Redwoods were underwritten by Crum & Forster.

Crum & Forster reported underwriting profits of $10.2 and $14.8 and combined ratios of 97.2% and 97.9% in the second quarter and first six months of 2015 respectively compared to underwriting profits of $3.9 and $4.5 and combined ratios of 98.8% and 99.3% in the second quarter and first six months of 2014 respectively. The year-over-year increase in underwriting profit principally reflected better non-catastrophe underwriting margins related to the current accident year (primarily due to increased writings of more profitable lines of business at Crum & Forster and the impact of underwriting actions that have improved the performance of the CoverX business) and lower current period catastrophe losses, partially offset by slightly higher commission expense.

Current period catastrophe losses of $1.5 and $6.5 (0.4 and 0.9 combined ratio points) in the second quarter and first six months of 2015 respectively decreased from $4.7 and $12.2 (1.5 and 1.9 combined ratio points) in the second quarter and first six months of 2014. Current period catastrophe losses in the second quarters and first six months of 2015 and 2014 principally reflected severe winter weather and storms in the U.S. There was no net prior year reserve development in the second quarters and first six months of 2015 or 2014. The increases in Crum & Forster's commission expense ratios from 12.8% and 13.5% in the second quarter and first six months of 2014 respectively to 14.5% and 14.4% in the second quarter and first six months of 2015 respectively, primarily reflected reductions in ceding commissions earned on premiums ceded to reinsurers. Crum & Forster's underwriting expense ratio decreased from 19.4% in the second quarter of 2014 to 18.8% in the second quarter of 2015 primarily due to an increase in earned premiums due to growth in the business.
Gross premiums written increased by 6.7% from $439.6 in the second quarter of 2014 to $469.1 in the second quarter of 2015 principally reflecting growth across several lines of business (including Fairmont accident and health, Seneca specialty package and middle markets at Crum & Forster), partially offset by planned reductions in the CoverX business. The increase in gross premiums written of 6.1% from $850.1 in the first six months of 2014 to $901.9 in the first six months of 2015 reflected growth across several lines of business (including Fairmont accident and health, environmental and Fairmont transportation at Crum & Forster). Net premiums written increased by 18.7% and 15.3% in the second quarter and first six months of 2015 respectively consistent with the growth in gross premiums written and also reflected improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance. The growth in net premiums earned of 13.6% and 10.0% was consistent with the growth in net premiums written in 2015 and 2014 and the increase in risk retention in 2015.
Interest and dividends increased from $10.6 and $19.1 in the second quarter and first six months of 2014 to $28.4 and $42.0 in the second quarter and first six months of 2015 reflecting increased share of profit of associates (primarily relating to the share of a gain of $12.2 recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015) and increased interest income earned on higher yielding fixed income investments owned year-over-year.
The significant decrease in net gains on investments (as set out in the Investments section of this MD&A), partially offset by increased interest and dividend income and the year-over-year improvement in underwriting profitability, produced a pre-tax loss before interest and other of $113.6 in the second quarter of 2015 ($76.4 in the first six months of 2015) compared to pre-tax income before interest and other of $107.7 in the second quarter of 2014 ($240.0 in the first six months of 2014).

Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $18.1 in the first six months of 2015 compared to a decrease of $48.0 in the first six months of 2014. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased modestly from $59.3 in the first six months of 2014 to $45.2 in the first six months of 2015 primarily as a result of decreased cash flow from underwriting.

Zenith National (1)

	Second quarter		First six months
	2015	2014	2015	2014
Underwriting profit	21.7	18.0	61.6	33.6

Loss & LAE - accident year	59.6%	64.7%	60.2%	64.8%
Commissions	9.8%	9.7%	9.9%	9.6%
Underwriting expenses	27.0%	24.8%	27.0%	25.6%
Combined ratio - accident year	96.4%	99.2%	97.1%	100.0%
Net favourable development	(8.0)%	(9.4)%	(14.0)%	(9.8)%
Combined ratio - calendar year	88.4%	89.8%	83.1%	90.2%

Gross premiums written	167.2	154.2	480.9	447.4
Net premiums written	164.4	151.2	474.2	440.8
Net premiums earned	186.7	175.9	365.6	342.1
Underwriting profit	21.7	18.0	61.6	33.6
Interest and dividends	31.6	6.6	38.4	12.4
Operating income	53.3	24.6	100.0	46.0
Net gains (losses) on investments	(65.4)	17.3	(58.7)	92.3
Pre-tax income (loss) before interest and other	(12.1)	41.9	41.3	138.3

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported underwriting profits of $21.7 and $61.6 and combined ratios of 88.4% and 83.1% in the second quarter and first six months of 2015 respectively compared to underwriting profits of $18.0 and $33.6 and combined ratios of 89.8% and 90.2% in the second quarter and first six months of 2014 respectively. Net premiums earned in the second quarter and first six months of 2015 of $186.7 and $365.6 respectively increased from $175.9 and $342.1 in the second quarter and first six months of 2014 respectively, principally reflecting an increase in exposure and moderate earned premium rate increases.
The improvement in Zenith National’s combined ratios in the second quarter and first six months of 2015 compared to the second quarter and first six months of 2014 reflected decreases of 5.1 and 4.6 percentage points in the estimated accident year loss and LAE ratio in the second quarter and first six months of 2015 respectively due to favourable loss development trends for accident year 2014 emerging in 2015 combined with price increases equal to estimated loss trends for accident year 2015. Net favourable development of prior years' reserves (8.0 and 14.0 percentage points in the second quarter and first six months of 2015 respectively compared to 9.4 and 9.8 percentage points in the second quarter and first six months of 2014 respectively) reflected net favourable emergence principally related to accident years 2012 through 2014.
Interest and dividends increased from $6.6 and $12.4 in the second quarter and first six months of 2014 respectively to $31.6 and $38.4 in the second quarter and first six months of 2015 respectively, reflecting increased share of profit of associates (primarily relating to the share of a gain of $21.5 recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015).
The significant decrease in net gains on investments (as set out in the Investments section of this MD&A), partially offset by higher interest and dividend income and the improvement in underwriting profitability, produced a pre-tax loss before interest and other of $12.1 in the second quarter of 2015 (pre-tax income of $41.3 in the first six months of 2015) compared to pre-tax income before interest and other of $41.9 in the second quarter of 2014 (pre-tax income of $138.3 in the first six months of 2014).
At June 30, 2015 Zenith National had unrestricted cash and cash equivalents of $36.8. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $71.2 in the first six months of 2014 to $26.2 in the first six months of 2015, primarily as a result of income tax payments in the second quarter of 2015.

Brit(1)

For the period June 5, 2015 to June 30, 2015
Underwriting profit	5.1

Loss & LAE - accident year	56.7%
Commissions	26.5%
Underwriting expenses	12.7%
Combined ratio - accident year	95.9%
Net favourable development	—
Combined ratio - calendar year	95.9%

Gross premiums written	185.2
Net premiums written	151.2
Net premiums earned	125.7
Underwriting profit	5.1
Interest and dividends	1.6
Operating income	6.7
Net losses on investments	(40.7)
Pre-tax loss before interest and other	(34.0)

(1)
These results differ from those published by Brit primarily due to the differing accounting periods and preliminary acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015.

On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time.

Brit reported an underwriting profit and combined ratio of $5.1 and 95.9% respectively for the period June 5, 2015 to June 30, 2015, reflecting the absence of both net favourable prior year reserve development and current period catastrophe losses. Non-catastrophe underwriting margins related to the current accident year continue to reflect the increased competition, pricing pressures and market conditions that existed prior to the acquisition by Fairfax. Net premiums written of $151.2 for the period June 5, 2015 to June 30, 2015 were in line with expectations and were impacted by a combination of factors, including rate reductions on direct business (energy and property classes) and reinsurance business (property treaty classes) and the unfavourable effect of foreign currency translation, partially offset by growth in net premiums written related to underwriting initiatives launched in 2013 and 2014.

The combination of net losses on investments of $40.7 (as set out in the Investments section of this MD&A), partially offset by underwriting profit of $5.1 and interest and dividend income of $1.6, produced a pre-tax loss before interest and other of $34.0 for the period June 5, 2015 to June 30, 2015.

Brit continues to focus on its core fundamentals of underwriting discipline, risk selection, capital management and the selective expansion of its global distribution capability. Brit’s unique status as the largest Lloyd’s-only insurance and reinsurance business together with its business mix makes it well positioned in the current environment of competitive insurance rates and low investment yields.

Fairfax Asia

	Second quarter		First six months
	2015	2014	2015	2014
Underwriting profit	8.1	4.5	14.4	9.2

Loss & LAE - accident year	82.7%	73.1%	80.4%	73.1%
Commissions	0.1%	5.4%	0.6%	6.0%
Underwriting expenses	14.9%	11.9%	16.4%	10.7%
Combined ratio - accident year	97.7%	90.4%	97.4%	89.8%
Net (favourable) adverse development	(8.1)%	3.0%	(7.2)%	3.8%
Combined ratio - calendar year	89.6%	93.4%	90.2%	93.6%

Gross premiums written	156.9	131.7	331.3	302.9
Net premiums written	80.2	69.2	156.1	172.4
Net premiums earned	78.8	68.7	147.1	144.1
Underwriting profit	8.1	4.5	14.4	9.2
Interest and dividends	8.8	10.0	29.4	24.6
Operating income	16.9	14.5	43.8	33.8
Net gains (losses) on investments	(20.2)	7.7	(10.4)	9.1
Pre-tax income (loss) before interest and other	(3.3)	22.2	33.4	42.9

On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business.
On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $40 of gross premiums written in 2014, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.
On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Fairfax Asia reported underwriting profits of $8.1 and $14.4 and combined ratios of 89.6% and 90.2% in the second quarter and first six months of 2015 respectively compared to underwriting profits of $4.5 and $9.2 and combined ratios of 93.4% and 93.6% in the second quarter and first six months of 2014 respectively. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	Second quarter		First six months
	2015	2014	2015	2014
First Capital	78.6%	84.1%	76.7%	85.9%
Falcon	87.4%	98.1%	98.3%	98.3%
Pacific Insurance	91.4%	106.4%	95.2%	103.7%
Fairfax Indonesia	103.2%	—	117.8%	—
Union Assurance	119.0%	—	110.5%	—

The combined ratios in the second quarter and first six months of 2015 included 8.1 and 7.2 combined ratio points ($6.4 and $10.6) respectively of net favourable prior year reserve development primarily related to commercial automobile and workers' compensation loss reserves (the combined ratio in the first six months of 2015 also included net favourable emergence on the property loss reserves). The combined ratios in the second quarter and first six months of 2014 included 3.0 and 3.8 combined ratio points ($2.1 and $5.5) respectively of net adverse prior year reserve development primarily related to health and marine hull loss reserves at First Capital and the impact of the mandatory pro-rata participation by Pacific Insurance in the Malaysia motor vehicle insurance pool, partially offset by net favourable development of workers' compensation loss reserves.

The commission expense ratio decreased from 5.4% and 6.0% in the second quarter and first six months of 2014 respectively to 0.1% and 0.6% in the second quarter and first six months of 2015 respectively primarily as a result of increased commission earned on commercial automobile reinsurance ceded (principally the new intercompany quota share reinsurance agreement with Group Re described later in this section) and higher rates of ceding commissions earned. Fairfax Asia's underwriting expense ratio increased from 11.9% and 10.7% in the second quarter and first six months of 2014 respectively to 14.9% and 16.4% in the second quarter and first six months of 2015 respectively primarily as a result of the consolidation of Fairfax Indonesia and Union Assurance (the underwriting expense ratio in the first six months of 2015 also reflected a modest increase in operating expenses at Pacific Insurance related to the acquisition and integration of MCIS).

The consolidation of MCIS, Union Assurance and Fairfax Indonesia (the "Fairfax Asia acquisitions") affected gross premiums written, net premiums written and net premiums earned as set out in the following tables.

	Second quarter
	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	156.9	80.2	78.8	131.7	69.2	68.7
Fairfax Asia acquisitions	(32.9)	(17.4)	(17.0)	—	—	—
Fairfax Asia - as adjusted	124.0	62.8	61.8	131.7	69.2	68.7
Percentage change (year-over-year)	(5.8)%	(9.2)%	(10.0)%

	First six months
	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	331.3	156.1	147.1	302.9	172.4	144.1
Fairfax Asia acquisitions	(53.8)	(27.8)	(25.7)	—	—	—
Fairfax Asia - as adjusted	277.5	128.3	121.4	302.9	172.4	144.1
Percentage change (year-over-year)	(8.4)%	(25.6)%	(15.8)%

The decreases in gross premiums written of 5.8% and 8.4% in the second quarter and first six months of 2015 respectively, primarily reflected a planned reduction in commercial automobile writings at Falcon and the unfavourable effect of foreign currency translation at First Capital and Pacific Insurance. The decreases in net premiums written of 9.2% and 25.6% in the second quarter and first six months of 2015 respectively was consistent with the decreases in gross premiums written and also reflected an increase in written premiums ceded to reinsurers related to a new intercompany quota share reinsurance agreement between Group Re and First Capital effective January 1, 2015 in respect of certain commercial automobile business and the impact on written premiums ceded to reinsurers of the reduction in commercial automobile writings at Falcon which had a relatively high retention rate. The decrease in net premiums earned of 10.0% and 15.8% in the second quarter and first six months of 2015 respectively was consistent with the decrease in net premiums written, partially offset by the earning of increased premium written in recent quarters.
The combination of net losses on investments (as set out in the Investments section of this MD&A) and slightly lower interest and dividend income, partially offset by increased underwriting profit, produced a pre-tax loss before interest and other of $3.3 in the second quarter of 2015 compared to pre-tax income before interest and other of $22.2 in the second quarter of 2014. The combination of net losses on investments (as set out in the Investments section of this MD&A), partially offset by higher interest and dividend income and increased underwriting profit, produced pre-tax income before interest and other of $33.4 in the first six months of 2015 compared to pre-tax income before interest and other of $42.9 in the first six months of 2014.

Insurance and Reinsurance - Other

	Second quarter
	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	8.0	—	0.9	(0.8)	—	8.1

Loss & LAE - accident year	65.1%	69.3%	51.9%	72.1%	—	65.4%
Commissions	28.4%	22.9%	20.8%	13.1%	—	23.9%
Underwriting expenses	5.2%	25.1%	17.1%	26.8%	—	16.1%
Combined ratio - accident year	98.7%	117.3%	89.8%	112.0%	—	105.4%
Net (favourable) adverse development	(17.5)%	(17.4)%	4.3%	(3.5)%	—	(13.1)%
Combined ratio - calendar year	81.2%	99.9%	94.1%	108.5%	—	92.3%

Gross premiums written	50.9	53.3	16.6	31.7	(5.0)	147.5
Net premiums written	48.8	42.8	13.5	13.0	—	118.1
Net premiums earned	42.1	37.8	14.7	9.5	—	104.1
Underwriting profit (loss)	8.0	—	0.9	(0.8)	—	8.1
Interest and dividends	3.1	1.9	0.6	(0.4)	—	5.2
Operating income (loss)	11.1	1.9	1.5	(1.2)	—	13.3
Net gains (losses) on investments	(33.3)	(21.7)	(0.3)	2.7	—	(52.6)
Pre-tax income (loss) before interest and other	(22.2)	(19.8)	1.2	1.5	—	(39.3)

	Second quarter
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	3.6	0.4	0.4	(2.2)	—	2.2

Loss & LAE - accident year	66.8%	72.1%	70.8%	80.3%	—	71.3%
Commissions	23.8%	16.8%	14.6%	15.3%	—	18.3%
Underwriting expenses	2.6%	27.3%	8.1%	41.0%	—	17.9%
Combined ratio - accident year	93.2%	116.2%	93.5%	136.6%	—	107.5%
Net (favourable) adverse development	(5.5)%	(17.2)%	4.5%	(18.2)%	—	(9.7)%
Combined ratio - calendar year	87.7%	99.0%	98.0%	118.4%	—	97.8%

Gross premiums written	37.9	54.6	15.3	28.4	(8.3)	127.9
Net premiums written	36.9	42.9	11.9	11.3	—	103.0
Net premiums earned	29.0	35.7	17.4	12.0	—	94.1
Underwriting profit (loss)	3.6	0.4	0.4	(2.2)	—	2.2
Interest and dividends	2.7	2.0	1.0	(0.2)	—	5.5
Operating income (loss)	6.3	2.4	1.4	(2.4)	—	7.7
Net gains on investments	8.6	22.3	0.4	4.7	—	36.0
Pre-tax income before interest and other	14.9	24.7	1.8	2.3	—	43.7

	First six months
	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	21.1	0.1	0.4	(2.2)	—	19.4

Loss & LAE - accident year	66.1%	67.8%	76.3%	72.1%	—	69.4%
Commissions	28.0%	21.4%	10.7%	11.2%	—	20.7%
Underwriting expenses	4.4%	26.1%	11.9%	28.4%	—	14.9%
Combined ratio - accident year	98.5%	115.3%	98.9%	111.7%	—	105.0%
Net (favourable) adverse development	(22.1)%	(15.4)%	0.3%	(1.3)%	—	(13.3)%
Combined ratio - calendar year	76.4%	99.9%	99.2%	110.4%	—	91.7%

Gross premiums written	111.9	116.7	83.7	66.1	(13.9)	364.5
Net premiums written	107.7	84.6	74.8	25.7	—	292.8
Net premiums earned	89.2	73.1	49.9	21.4	—	233.6
Underwriting profit (loss)	21.1	0.1	0.4	(2.2)	—	19.4
Interest and dividends	7.3	4.3	1.2	1.6	—	14.4
Operating income (loss)	28.4	4.4	1.6	(0.6)	—	33.8
Net gains (losses) on investments	(10.9)	(27.1)	(2.8)	1.2	—	(39.6)
Pre-tax income (loss) before interest and other	17.5	(22.7)	(1.2)	0.6	—	(5.8)

	First six months
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	7.7	0.1	0.5	(4.0)	—	4.3

Loss & LAE - accident year	66.5%	69.7%	72.7%	67.1%	—	68.9%
Commissions	27.0%	19.0%	16.2%	11.9%	—	20.0%
Underwriting expenses	1.9%	24.3%	8.3%	37.3%	—	16.2%
Combined ratio - accident year	95.4%	113.0%	97.2%	116.3%	—	105.1%
Net (favourable) adverse development	(8.3)%	(13.1)%	1.4%	(1.1)%	—	(7.4)%
Combined ratio - calendar year	87.1%	99.9%	98.6%	115.2%	—	97.7%

Gross premiums written	76.8	129.9	33.4	74.2	(24.8)	289.5
Net premiums written	75.9	90.1	26.3	26.5	—	218.8
Net premiums earned	60.3	70.6	33.6	26.4	—	190.9
Underwriting profit (loss)	7.7	0.1	0.5	(4.0)	—	4.3
Interest and dividends	7.0	4.5	1.9	1.5	—	14.9
Operating income (loss)	14.7	4.6	2.4	(2.5)	—	19.2
Net gains (losses) on investments	57.8	58.8	(0.3)	1.9	—	118.2
Pre-tax income (loss) before interest and other	72.5	63.4	2.1	(0.6)	—	137.4

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). The businesses and renewal rights of the QBE insurance operations are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. Prior to the formal closing of this transaction, Polish Re entered into a two-part 100% quota share reinsurance transaction with QBE (the "QBE reinsurance transactions") to: (i) reinsure the runoff of the QBE insurance operations in respect of any business written up to December 31, 2014 (the "QBE loss portfolio transfer"); and, (ii) reinsure any business written by the QBE insurance operations on or after January 1, 2015 (the "QBE quota share transaction"). The QBE reinsurance transactions increased Polish Re's gross premiums written, net premiums written, net premiums earned and underwriting profit by $9.3, $8.0, $8.6 and $1.5 respectively in the second quarter of 2015 (increased Polish Re's gross premiums written, net premiums written, net premiums earned and underwriting profit by $62.7, $58.6, $37.9 and $0.6 respectively in the first six months of 2015).

The Insurance and Reinsurance – Other segment produced underwriting profits of $8.1 and $19.4 and combined ratios of 92.3% and 91.7% in the second quarter and first six months of 2015 respectively compared to underwriting profits of $2.2 and $4.3 and combined ratios of 97.8% and 97.7% in the second quarter and first six months of 2014 respectively. The improvement in underwriting profit in the second quarter and first six months of 2015 principally reflected increased net favourable prior year reserve development and lower current period catastrophe losses. Underwriting profit in the second quarter of 2015 also reflected improvements in non-catastrophe underwriting margins related to the current accident year (principally at Polish Re and Fairfax Brasil).
The underwriting results in the second quarter and first six months of 2015 included net favourable prior year reserve development of 13.1 and 13.3 combined ratio points ($13.7 and $31.1) respectively, primarily reflecting net favourable development at Group Re (principally related to net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge and prior years' catastrophe loss reserves) and Advent (principally reflecting net favourable emergence on property reinsurance and insurance and energy loss reserves). The underwriting results in the second quarter and first six months of 2014 included net favourable prior year reserve development of 9.7 and 7.4 combined ratio points ($9.1 and $14.0) respectively, primarily reflecting net favourable emergence at Group Re (principally related to prior years' catastrophe loss reserves) and Advent (across a number of lines of business including prior years' catastrophe loss reserves), partially offset by net adverse development at Polish Re.

The underwriting results in the second quarter and first six months of 2015 included 1.7 and 0.7 combined ratio points ($1.7 and $1.7) respectively of current period catastrophe losses, principally comprised of an aggregation of smaller catastrophe losses at Advent. The underwriting results in the second quarter and first six months of 2014 included 2.8 and 1.8 combined ratio points ($2.7 and $3.4) respectively of current period catastrophe losses, principally comprised of the effect of Windstorm Ela at Advent.
The expense ratio decreased from 17.9% and 16.2% in the second quarter and first six months of 2014 respectively to 16.1% and 14.9% in the second quarter and first six months of 2015 respectively, primarily as a result of lower operating expenses at Fairfax Brasil. The commission expense ratio increased from 18.3% and 20.0% in the second quarter and first six months of 2014 respectively to 23.9% and 20.7% in the second quarter and first six months of 2015 respectively, primarily reflecting higher commission expense at Group Re (principally reflecting the impact of the new intercompany quota share reinsurance agreement with First Capital (described below) which carries a commission rate higher than Group Re's existing mix of business) and Advent (reflecting increased writings of insurance business which carry higher commission rates relative to reinsurance business). The commission expense ratio in the first six months of 2015 was also favourably impacted by net premiums earned related to the QBE loss portfolio transfer which did not attract commissions.
Gross premiums written increased by 15.3% and 25.9% in the second quarter and first six months of 2015 respectively principally reflecting the impact of the QBE reinsurance transactions and a new intercompany quota share reinsurance agreement between Group Re and First Capital effective January 1, 2015 in respect of certain commercial automobile business. Net premiums written increased by 14.7% and 33.8% in the second quarter and first six months of 2015 respectively, consistent with the increase in gross premiums written and also reflected the impact of the QBE reinsurance transaction on written premiums ceded to reinsurers where the majority of the gross premiums written is retained. The increase in net premiums earned of 10.6% and 22.4% in the second quarter and first six months of 2015 respectively was lower than the increase in net premiums written due to the impact of the QBE reinsurance transactions (specifically the normal lag in growth of net premiums earned relative to net premiums written).
Net losses on investments (as set out in the Investments section of this MD&A), partially offset by the improvement in underwriting profitability and stable interest and dividend income, produced a pre-tax loss before interest and other of $39.3 in the second quarter of 2015 (a pre-tax loss before interest and other of $5.8 in the first six months of 2015) compared to pre-tax income before interest and other of $43.7 in the second quarter of 2014 (pre-tax income before interest and other of $137.4 in the first six months of 2014).

Runoff

	Second quarter		First six months
	2015	2014	2015	2014
Gross premiums written	(2.5)	4.0	146.7	10.3
Net premiums written	(2.5)	9.0	146.5	9.9
Net premiums earned	(2.5)	18.0	146.5	53.0
Losses on claims	16.5	(31.4)	(134.5)	(72.5)
Operating expenses	(32.1)	(35.0)	(64.2)	(67.3)
Interest and dividends	43.5	19.5	64.5	36.6
Operating income (loss)	25.4	(28.9)	12.3	(50.2)
Net gains (losses) on investments	(161.5)	94.3	(133.3)	283.2
Pre-tax income (loss) before interest and other	(136.1)	65.4	(121.0)	233.0

On March 9, 2015 RiverStone (UK) agreed to reinsure a portfolio of business comprised of asbestos, pollution and other hazards ("APH") relating to accident years 1992 and prior (the "APH reinsurance transaction"). RiverStone (UK) received a premium of $89.0 which was comprised of cash ($69.9) and a receivable ($19.1) as consideration for the assumption of $89.0 of net loss reserves. The net loss reserves underlying this transaction are expected to be formally transferred to RiverStone (UK) in 2015 by way of a Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the United Kingdom.

On February 18, 2015 US Runoff agreed to reinsure two Canadian branches of AXA which were already in runoff (the "AXA reinsurance transaction"). The business reinsured was primarily comprised of assumed reinsurance of auto, general liability, marine and property exposures relating to accident years 2007 and prior. Northbridge participated by fronting this reinsurance arrangement on behalf of US Runoff, receiving a cash premium of $56.6 as consideration for the assumption of $53.3 of net loss reserves. Subsequently, Northbridge retroceded those amounts to US Runoff and received a commission ($1.4) for facilitating the transaction.

Runoff reported operating income of $25.4 in the second quarter of 2015 compared to an operating loss of $28.9 in the second quarter of 2014. Net premiums earned in the second quarter of 2015 of $2.5 principally reflected the return of a portion of the premium related to the AXA reinsurance transaction. Net premiums earned in the second quarter of 2014 of $18.0 principally reflected the runoff of policies in force on the acquisition date of American Safety ($17.9). Recovery on claims of $16.5 in the second quarter of 2015 primarily reflected net favourable development in European Runoff and a favorable adjustment of $3.2 to the net loss reserves assumed in connection with the AXA reinsurance transaction. Losses on claims of $31.4 in the second quarter of 2014 primarily reflected $15.5 of incurred losses related to the premium earned in the second quarter of 2014 at American Safety and $15.0 of net strengthening of prior years' loss reserves at U.S. Runoff (Clearwater Insurance). Operating expenses of $32.1 in the second quarter of 2015 were comparable to operating expenses of $35.0 in the second quarter of 2014.
Runoff reported operating income of $12.3 in the first six months of 2015 compared to an operating loss of $50.2 in the first six months of 2014. Net premiums earned in the first six months of 2015 of $146.5 principally reflected the impacts of the AXA and APH reinsurance transactions ($56.6 and $89.0 respectively). Net premiums earned in the first six months of 2014 of $53.0 principally reflected the runoff of policies in force on the acquisition date of American Safety ($53.4). Losses on claims of $134.5 in the first six months of 2015 primarily reflected the impacts of the AXA and APH reinsurance transactions ($53.3 and $89.0 respectively), partially offset by net favourable development in European Runoff and a favorable adjustment of $3.2 to the net loss reserves assumed in connection with the AXA reinsurance transaction. Losses on claims of $72.5 in the first six months of 2014 primarily reflected $40.9 of incurred losses related to the premium earned in the first six months of 2014 at American Safety and $30.0 of net strengthening of prior years' loss reserves at U.S. Runoff (TIG and Clearwater Insurance). Operating expenses of $64.2 in the first six months of 2015 were comparable to operating expenses of $67.3 in the first six months of 2014.
Interest and dividends increased from $19.5 and $36.6 in the second quarter and first six months of 2014 respectively to $43.5 and $64.5 in the second quarter and first six months of 2015 respectively, primarily reflecting increased share of profit of associates (relating to the share of a gain of $6.8 recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015 and increased share of profit of Thai Re ($9.5 and $7.6 in the second quarter and first six months of 2015 respectively)) and increased interest income earned on higher yielding fixed income investments owned year-over-year.
The Runoff segment produced pre-tax losses before interest and other of $136.1 and $121.0 in the second quarter and first six months of 2015 respectively compared to pre-tax income before interest and other of $65.4 and $233.0 in the second quarter and first six months of 2014 respectively with the year-over-year decrease in profitability primarily due to the net losses on investments (as set out in the Investments section of this MD&A), partially offset by the improvement in operating income.

Other

	Second quarter		First six months
	2015	2014	2015	2014
Revenue	490.2	345.4	944.5	651.0
Expenses	(465.8)	(327.6)	(908.3)	(624.9)
Pre-tax income before interest and other	24.4	17.8	36.2	26.1
Interest and dividends	14.2	2.6	21.1	4.4
Net gains (losses) on investments	(14.4)	0.7	(6.4)	(2.1)
Pre-tax income before interest expense	24.2	21.1	50.9	28.4

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara pursuant to the transaction described in more detail in the Business Developments section of this MD&A and commenced consolidating the assets and liabilities and results of operations of Cara in the Other reporting segment. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 through a private placement. Through that investment and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment, which increased the company's non-controlling interest by $724.5 at June 30, 2015.
Ridley’s revenue and expenses fluctuate with changes in raw material prices. The decrease in Ridley’s revenues from $134.7 in the second quarter of 2014 to $123.1 in the second quarter of 2015 and the modest increase from $282.2 in the first six months of 2014 to $284.1 in the first six months of 2015 primarily reflected an increase in sales volumes combined with a more favourable product mix year-over-year and the slightly shorter reporting periods in 2015 as a result of the divestiture of Ridley on June 18, 2015. The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Thomas Cook India, Quess Corp, Sterling Resorts (consolidated since September 3, 2014), Pethealth (acquired on November 14, 2014), Fairfax India (since its initial public offering on January 30, 2015) and Cara (acquired on April 10, 2015). Net losses on investments of $14.4 and $6.4 in the second quarter and first six months of 2015 respectively primarily reflected net unrealized losses on bond investments at Fairfax India.

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of consolidated interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense increased from $51.0 in the second quarter of 2014 to $56.8 in the second quarter of 2015 and from $100.8 in the first six months of 2014 to $108.3 in the first six months of 2015, reflecting the issuance on August 13, 2014 of $300.0 principal amount of unsecured senior notes due 2024, the issuance on March 3, 2015 of Cdn$350.0 principal amount of unsecured senior notes due 2025 and the consolidation of the interest expense of Brit and Cara, partially offset by the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the repayment upon maturity on May 1, 2015 of $125.0 principal amount of OdysseyRe 6.875% unsecured senior notes.

Consolidated interest expense was comprised as follows:

	Second quarter		First six months
	2015	2014	2015	2014
Fairfax	47.3	42.0	90.9	83.5
OdysseyRe	1.4	3.1	4.2	6.3
Crum & Forster	0.4	0.4	0.7	0.7
Zenith National	0.9	0.9	1.7	1.7
Brit(1)	1.7	—	1.7	—
Advent	1.0	1.1	2.0	2.1
Runoff	—	0.2	—	0.5
Other reporting segment (principally related to The Keg and Thomas Cook India)	4.1	3.3	7.1	6.0
	56.8	51.0	108.3	100.8

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income (inclusive of share of profit (loss) of associates and total return swap expense (income)) earned on holding company cash and investments.

	Second quarter		First six months
	2015	2014	2015	2014
Fairfax corporate overhead	44.9	19.8	74.3	45.8
Subsidiary holding companies' corporate overhead(1)	16.4	15.2	30.6	27.9
Holding company interest and dividends	(0.9)	15.2	8.7	19.3
Investment management and administration fees	(17.0)	(21.8)	(34.4)	(48.0)
Loss on repurchase of long term debt	—	0.1	—	0.1
	43.4	28.5	79.2	45.1

(1)
Inclusive of $9.6 and $19.6 in the second quarter and first six months of 2015 respectively (2014 - $7.6 and $15.2 in the second quarter and first six months of 2014 respectively) of non-cash amortization of intangible assets (principally comprised of customer and broker relationships).

Fairfax corporate overhead increased from $19.8 and $45.8 in the second quarter and first six months of 2014 respectively to $44.9 and $74.3 in the second quarter and first six months of 2015 respectively, primarily as a result of expenses of $24.2 incurred in connection with the acquisition of Brit.
Total return swap expense ($5.8 and $13.9 in the second quarter and first six months of 2015 respectively and $6.5 and $15.0 in the second quarter and first six months of 2014 respectively) is reported as a component of interest and dividend income. Holding company interest and dividends also included share of profit of associates of $4.8 and $3.4 in the second quarter and first six months of 2015 respectively and share of loss of associates of $13.5 and $9.7 in the second quarter and first six months of 2014 respectively. Prior to giving effect to the impacts of total return swap expense and share of profit (loss) of associates, interest and dividends earned on holding company cash and investments was $1.9 and $1.8 in the second quarter and first six months of 2015 respectively compared to $4.8 and $5.4 in the second quarter and first six months of 2014 respectively.
Investment management and administration fees decreased from $21.8 and $48.0 in the second quarter and first six months of 2014 respectively to $17.0 and $34.4 in the second quarter and the first six months of 2015 respectively, primarily due to lower management fees earned on equity investments.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

The $194.3 and $99.5 recovery of income taxes in the second quarter and first six months of 2015 respectively differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's loss before income taxes, primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada) and income earned in jurisdictions where the corporate income tax rate differs from the company’s Canadian statutory income tax rate. During the second quarter of 2015 there were significant capital gains (only 50% taxable) and non-taxable gains that arose on the sale of Ridley and the Cara acquisition respectively, with a portion of the remaining taxable capital gains offset by previously unrecorded tax losses.
The $156.8 and $491.1 provision for income taxes in the second quarter and first six months of 2014 respectively differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes as a result of income earned in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).

Consolidated Balance Sheet Summary
The acquisitions of Brit, Union Assurance, MCIS and Cara, the sale of Ridley, and the Fairfax India offerings are described in more detail in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2015.
Holding company cash and investments decreased to $1,110.1 ($1,103.7 net of $6.4 of holding company short sale and derivative obligations) at June 30, 2015 from $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first six months of 2015 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $1,143.8 to $3,075.5 at June 30, 2015 from $1,931.7 at December 31, 2014, primarily as a result of the acquisitions of Brit ($743.2) and Union Assurance and MCIS at Fairfax Asia, the impact of timing on premiums receivable that are typically accrued at the beginning of the year and collected as the year progresses (at OdysseyRe related to its crop insurance business and Zenith National related to its workers' compensation insurance business) and increased premiums receivable at Crum & Forster reflecting higher business volumes.
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $27,907.1 at June 30, 2015 ($27,800.7 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2014 of $25,109.2 ($24,980.0 net of subsidiary short sale and derivative obligations). The increase of $2,820.7 generally reflected the consolidation of Brit's portfolio investments ($3,708.4), partially offset by net unrealized depreciation of bonds and common stocks, and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and euro), in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $830.8 primarily reflecting the consolidation of Brit's cash and short term investments ($1,156.9), net purchases of short term investments from the net proceeds received from the Fairfax India offerings and the proceeds received from the disposition of a subsidiary, partially offset by cash used to fund net purchases of bonds.
Bonds (including bonds pledged for short sale derivative obligations) increased by $915.0 primarily reflecting the consolidation of Brit's bond portfolio ($785.4) and net purchases of government bonds from the net proceeds received from the Fairfax India offerings, partially offset by net unrealized depreciation (principally related to bonds issued by U.S. states and municipalities and the U.S. government).
Common stocks increased by $1,413.1 primarily reflecting the consolidation of Brit's common stock portfolio ($1,721.9) and the impact of a mandatory conversion of a preferred stock investment into common shares of the issuer, partially offset by net unrealized depreciation of common stocks.
Investments in associates decreased by $85.4 primarily reflecting the receipt of dividends and distributions of $188.6 from the non-insurance associates and the de-consolidation of Ridley's investment in associates, partially offset by the company's share of profit of associates of $147.7.
Derivatives and other invested assets net of short sale and derivative obligations decreased by $16.6 primarily due to the exchange of Cara warrants for Cara common shares, partially offset by net unrealized gains on CPI-linked derivatives and lower payables to counterparties to the company’s short equity and equity index total return swaps (excluding the impact of collateral requirements).
Recoverable from reinsurers increased by $786.8 to $4,768.9 at June 30, 2015 from $3,982.1 at December 31, 2014 primarily reflecting the acquisitions of Brit ($982.1) and Union Assurance and MCIS at Fairfax Asia, partially offset by the impact of the strengthening of the U.S. dollar relative to the Canadian dollar (principally affecting Northbridge) and Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity).
Deferred income taxes increased by $126.2 to $586.6 at June 30, 2015 from $460.4 at December 31, 2014 primarily due to higher net unrealized losses on investments, partially offset by the acquisition of Brit ($33.3 deferred income tax liability) and lower net operating loss carryforwards as a result of realized investment gains and underwriting profits.
Goodwill and intangible assets increased by $1,086.6 to $2,644.9 at June 30, 2015 from $1,558.3 at December 31, 2014 primarily as a result of the acquisitions of Brit ($604.7), Cara ($475.9) and Union Assurance, partially offset by the de-consolidation of Ridley.
Other assets increased by $329.6 to $1,677.2 at June 30, 2015 from $1,347.6 at December 31, 2014 primarily as a result of the acquisitions of Brit ($295.3) and Cara ($121.9) and higher receivables on securities sold not yet settled (primarily related to bonds), partially offset by the de-consolidation of Ridley ($132.6).
Provision for losses and loss adjustment expenses increased by $2,680.4 to $20,429.5 at June 30, 2015 from $17,749.1 at December 31, 2014 primarily reflecting the acquisitions of Brit ($3,212.0) and Union Assurance and MCIS at Fairfax Asia and the impact of the APH and AXA reinsurance transactions at Runoff, partially offset by the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and euro (principally at OdysseyRe) and Runoff's continued progress settling its claim liabilities.
Non-controlling interests increased by $1,257.2 to $1,475.3 at June 30, 2015 from $218.1 at December 31, 2014 principally as a result of Fairfax India's offerings, the sale of 29.9% of Brit to OMERS, the acquisitions of Cara and Union Assurance and net earnings attributable to the non-controlling interests, partially offset by the de-consolidation of Ridley.

Non-controlling interests were comprised as follows:

	June 30, 2015	December 31, 2014
Fairfax India	724.5	—
Brit	505.7	—
Thomas Cook India	149.1	145.1
Cara	49.7	—
The Keg	20.2	17.4
Ridley	—	34.2
All other	26.1	21.4
	1,475.3	218.1

Investments
Interest and Dividends
Consolidated interest and dividend income increased from $120.1 and $210.6 in the second quarter and first six months of 2014 respectively to $147.1 and $261.3 in the second quarter and first six months of 2015 respectively, reflecting higher interest income earned (principally due to increased holdings of higher yielding bonds year-over-year), partially offset by lower dividend income earned (primarily due to decreased holdings of preferred stock investments year-over-year). Total return swap expense decreased from $22.1 in the second quarter of 2014 to $19.6 in the second quarter of 2015 primarily reflecting an increase in dividends received on the company's long total return swaps. Total return swap expense of $62.8 in the first six months of 2014 was comparable to $63.0 in the first six months of 2015.
The share of profit of associates increased from $0.8 and $43.4 in the second quarter and first six months of 2014 respectively to $116.9 and $147.7 in the second quarter and first six months of 2015 respectively, primarily reflecting the company's share of profit of its investments in KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in the second quarter of 2015) and Thai Re (Thai Re recognized a gain on the partial disposition of its life insurance subsidiary in the second quarter of 2015).

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and six months ended June 30, 2015 and 2014 were comprised as shown in the following tables:

	Second quarter
	2015					2014
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	11.3		(158.7)		(147.4)	132.0	41.2	173.2
Preferred stocks - convertible	124.4	(1)	(131.0)	(1)	(6.6)	—	71.0	71.0
Bonds - convertible	1.4		16.1		17.5	33.4	36.3	69.7
Gain on disposition of associates and subsidiary(2)	235.7		—		235.7	36.8	—	36.8
Other equity derivatives(3)(4)	209.1	(5)	(212.2)	(5)	(3.1)	118.0	(120.7)	(2.7)
Equity and equity-related holdings	581.9		(485.8)		96.1	320.2	27.8	348.0
Equity hedges(3)	4.0		(12.8)		(8.8)	2.8	(190.5)	(187.7)
Equity and equity-related holdings after equity hedges	585.9		(498.6)		87.3	323.0	(162.7)	160.3
Bonds	20.0		(677.2)		(657.2)	(3.9)	381.4	377.5
Common stocks - Other funds	—		(25.3)		(25.3)	—	—	—
Preferred stocks	12.4		(13.1)		(0.7)	(0.1)	(1.2)	(1.3)
CPI-linked derivatives	—		(52.3)		(52.3)	—	(62.7)	(62.7)
Other derivatives	(8.2)		9.1		0.9	5.0	(16.8)	(11.8)
Foreign currency	4.0		(18.9)		(14.9)	8.6	(60.5)	(51.9)
Other	1.5		(0.5)		1.0	(1.2)	0.1	(1.1)
Net gains (losses) on investments	615.6		(1,276.8)		(661.2)	331.4	77.6	409.0

Net gains (losses) on bonds is comprised as follows:
Government bonds	6.5		(357.6)		(351.1)	(9.4)	116.5	107.1
U.S. states and municipalities	13.2		(281.3)		(268.1)	3.9	253.8	257.7
Corporate and other	0.3		(38.3)		(38.0)	1.6	11.1	12.7
	20.0		(677.2)		(657.2)	(3.9)	381.4	377.5

	First six months
	2015					2014
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	306.8		(461.8)		(155.0)	458.5	110.3	568.8
Preferred stocks - convertible	124.4	(1)	(126.4)	(1)	(2.0)	—	74.6	74.6
Bonds - convertible	1.4		(67.1)		(65.7)	33.4	99.0	132.4
Gain on disposition of associates and subsidiary(2)	235.7		—		235.7	36.8	—	36.8
Other equity derivatives(3)(4)	209.1	(5)	(26.5)	(5)	182.6	184.6	(15.5)	169.1
Equity and equity-related holdings	877.4		(681.8)		195.6	713.3	268.4	981.7
Equity hedges(3)	(54.5)		(123.9)		(178.4)	13.0	(272.2)	(259.2)
Equity and equity-related holdings after equity hedges	822.9		(805.7)		17.2	726.3	(3.8)	722.5
Bonds	100.0		(616.1)		(516.1)	0.7	855.8	856.5
Common stocks - Other funds	—		(25.3)		(25.3)	—	—	—
Preferred stocks	12.4		1.2		13.6	2.0	(13.8)	(11.8)
CPI-linked derivatives	—		22.9		22.9	—	(84.6)	(84.6)
Other derivatives	5.9		(7.2)		(1.3)	(2.3)	(32.9)	(35.2)
Foreign currency	93.8		(92.7)		1.1	(4.1)	(27.0)	(31.1)
Other	4.2		(1.0)		3.2	(1.3)	0.1	(1.2)
Net gains (losses) on investments	1,039.2		(1,523.9)		(484.7)	721.3	693.8	1,415.1

Net gains (losses) on bonds is comprised as follows:
Government bonds	80.6		(326.2)		(245.6)	(8.7)	314.9	306.2
U.S. states and municipalities	18.9		(260.9)		(242.0)	5.8	518.2	524.0
Corporate and other	0.5		(29.0)		(28.5)	3.6	22.7	26.3
	100.0		(616.1)		(516.1)	0.7	855.8	856.5

(1)
During the second quarter of 2015 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $110.9 and $104.8 were reclassified to net realized gains in the second quarter and first six months of 2015 respectively.

(2)
During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4. During the second quarter of 2014 the company sold its holdings in MEGA Brands and a KWF LP and recognized net realized gains of $15.3 and $21.5 respectively.

(3)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(4)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(5)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara. Prior period unrealized gains on the Cara warrants of $208.3 and $20.6 were reclassified to net realized gains in the second quarter and first six months of 2015 respectively.

Equity and equity-related holdings after equity hedges: The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P/TSX 60 index, other equity indexes and certain individual equities. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below.
At June 30, 2015 equity hedges with a notional amount of $6,803.5 (December 31, 2014 - $6,856.9) represented 101.0% (December 31, 2014 - 89.6%) of the company’s equity and equity-related holdings of $6,738.7 (December 31, 2014 - $7,651.7). The increase in the hedge ratio principally resulted from net sales of equity and equity-related holdings and net unrealized depreciation of equity and equity-related holdings denominated in the euro and Canadian dollar as a result of the strengthening of the U.S. dollar in the first six months of 2015.
There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity price risk. Refer to note 16 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three and six months ended June 30, 2015, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	June 30, 2015				December 31, 2014
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,253.95	37,424,319	2,477.2	661.92	1,204.70
S&P/TSX 60	13,044,000	206.1	641.12	847.78	13,044,000	206.1	641.12	854.85
Other equity indices	—	40.0	—	—	—	140.0	—	—
Individual equities	—	1,697.7	—	—	—	1,701.9	—	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.
Bonds: Net losses on bonds of $657.2 and $516.1 in the second quarter and first six months of 2015 respectively were primarily comprised of net losses on U.S. treasury bonds ($264.9 and $168.6 in the second quarter and first six months of 2015 respectively) and U.S. state and municipal bonds ($268.1 and $242.0 in the second quarter and first six months of 2015 respectively) due to increases in interest rates during those respective periods. The company recorded net gains on bonds of $377.5 and $856.5 in the second quarter and first six months of 2014 respectively.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At June 30, 2015 these contracts have a remaining weighted average life of 7.0 years (December 31, 2014 - 7.4 years), a notional amount of $108.1 billion (December 31, 2014 - $111.8 billion) and a fair value of $250.0 (December 31, 2014 - $238.4). The company’s CPI-linked derivative contracts produced net unrealized losses of $52.3 in the second quarter of 2015 and net unrealized gains of $22.9 in the first six months of 2015, compared to net unrealized losses of $62.7 and $84.6 in the second quarter and first six months of 2014 respectively. Unrealized gains on CPI-linked derivative contracts typically reflect decreases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

	June 30, 2015
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	7.1	46,225.0	285.7	61.8	105.8	22.9	(179.9)
United States	0.5%	9.3	12,600.0	39.9	31.7	77.8	61.7	37.9
European Union	0.0%	6.0	40,974.9	284.4	69.4	57.0	13.9	(227.4)
United Kingdom	0.0%	7.4	5,189.9	24.5	47.2	3.0	5.8	(21.5)
France	0.0%	7.2	3,064.1	18.4	60.1	6.4	20.9	(12.0)
		7.0	108,053.9	652.9		250.0		(402.9)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

	December 31, 2014
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	7.6	46,225.0	286.4	62.0	78.8	17.0	(207.6)
United States	0.5%	9.8	12,600.0	40.3	32.0	72.5	57.5	32.2
European Union	0.0%	6.5	44,499.7	285.9	64.2	70.4	15.8	(215.5)
United Kingdom	0.0%	7.9	5,145.6	24.4	47.4	4.8	9.3	(19.6)
France	0.0%	7.7	3,327.6	18.4	55.3	11.9	35.8	(6.5)
		7.4	111,797.9	655.4		238.4		(417.0)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

During the second quarter and first six months of 2015 the company did not enter into any new CPI-linked derivative contracts. During the second quarter and first six months of 2014 the company entered into contracts with notional amounts of $6,294.0 and $21,854.2 at a cost of $26.7 and $77.5 respectively. Additional premiums of nil and $4.8 were paid in the second quarter and first six months of 2015 respectively (2014 - nil in both periods) to increase the strike price of certain CPI-linked derivative contracts (primarily the European Union CPI-linked derivatives). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and six months ended June 30, 2015 for a discussion of the company’s economic hedge against the potential adverse financial impact of decreasing price levels.

Net gains (losses) on investments for the three and six months ended June 30, 2015 and 2014 for each of the insurance and reinsurance operations, runoff operations and Other as well as corporate and other reporting segments were comprised as shown in the following tables:
Quarter ended June 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings(2)	112.6	(84.7)	(20.9)	(15.7)	—	(12.5)	(2.6)	(23.8)	(6.3)	(1.9)	128.1	96.1
Equity hedges	(0.6)	(6.1)	(6.1)	(1.7)	—	—	(4.6)	(19.1)	0.6	—	9.7	(8.8)
Bonds	(49.2)	(251.3)	(120.7)	(43.4)	(14.8)	(1.3)	(24.7)	(505.4)	(136.6)	(12.1)	(3.1)	(657.2)
Common stocks - Other funds	—	—	—	—	(23.8)	—	—	(23.8)	—	(1.5)	—	(25.3)
Preferred stocks	(0.3)	—	—	—	—	(0.2)	(0.3)	(0.8)	—	—	0.1	(0.7)
CPI-linked derivatives	(3.7)	(12.4)	(4.8)	(5.6)	—	—	(17.8)	(44.3)	(2.4)	—	(5.6)	(52.3)
Foreign currency	(9.9)	(13.2)	0.2	0.5	(2.0)	(6.2)	(2.6)	(33.2)	(16.9)	1.0	34.2	(14.9)
Other	0.4	0.7	0.1	0.5	(0.1)	—	—	1.6	0.1	0.1	0.1	1.9
Net gains (losses) on investments	49.3	(367.0)	(152.2)	(65.4)	(40.7)	(20.2)	(52.6)	(648.8)	(161.5)	(14.4)	163.5	(661.2)
Quarter ended June 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	48.9	157.5	50.4	2.7	6.8	33.0	299.3	36.9	0.7	11.1	348.0
Equity hedges	(39.3)	(42.9)	(16.3)	(8.4)	—	(5.2)	(112.1)	(18.4)	—	(57.2)	(187.7)
Bonds	22.0	151.4	67.8	27.3	2.1	16.5	287.1	85.8	—	4.6	377.5
Preferred stocks	(1.0)	—	—	—	0.4	(0.8)	(1.4)	—	—	0.1	(1.3)
CPI-linked derivatives	(6.8)	(32.3)	(9.7)	(4.6)	—	(1.9)	(55.3)	(6.5)	—	(0.9)	(62.7)
Foreign currency	(23.7)	(20.5)	1.5	0.9	(1.2)	(5.7)	(48.7)	(3.5)	—	0.3	(51.9)
Other	(0.9)	(8.7)	(0.5)	(0.6)	(0.4)	0.1	(11.0)	—	—	(1.9)	(12.9)
Net gains (losses) on investments	(0.8)	204.5	93.2	17.3	7.7	36.0	357.9	94.3	0.7	(43.9)	409.0
Six months ended June 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings(2)	81.1	(116.7)	(17.3)	(14.4)	—	(6.8)	(20.3)	(94.4)	(3.5)	6.5	287.0	195.6
Equity hedges	7.5	(73.8)	(34.6)	(17.6)	—	—	(15.6)	(134.1)	(20.1)	—	(24.2)	(178.4)
Bonds	(38.3)	(208.4)	(85.6)	(35.5)	(14.8)	(1.3)	(21.9)	(405.8)	(99.8)	(13.3)	2.8	(516.1)
Common stocks - Other funds	—	—	—	—	(23.8)	—	—	(23.8)	—	(1.5)	—	(25.3)
Preferred stocks	2.6	2.2	1.1	—	—	(0.2)	(0.3)	5.4	0.2	—	8.0	13.6
CPI-linked derivatives	0.1	7.1	3.4	1.7	—	—	6.1	18.4	(3.5)	—	8.0	22.9
Foreign currency	42.1	(19.7)	(0.3)	6.6	(2.0)	(2.1)	12.4	37.0	(6.6)	1.5	(30.8)	1.1
Other	(0.3)	2.1	0.1	0.5	(0.1)	—	—	2.3	—	0.4	(0.8)	1.9
Net gains (losses) on investments	94.8	(407.2)	(133.2)	(58.7)	(40.7)	(10.4)	(39.6)	(595.0)	(133.3)	(6.4)	250.0	(484.7)
Six months ended June 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	152.7	374.3	102.0	51.1	7.1	103.3	790.5	140.0	(2.1)	53.3	981.7
Equity hedges	(53.0)	(64.6)	(19.8)	(11.9)	—	(7.6)	(156.9)	(27.4)	—	(74.9)	(259.2)
Bonds	53.5	353.7	148.3	58.8	3.3	37.1	654.7	185.4	—	16.4	856.5
Preferred stocks	(1.9)	—	—	—	0.2	(10.2)	(11.9)	—	—	0.1	(11.8)
CPI-linked derivatives	(13.1)	(40.6)	(12.7)	(5.9)	—	(2.7)	(75.0)	(8.3)	—	(1.3)	(84.6)
Foreign currency	2.6	(16.2)	0.3	1.1	(1.1)	(1.8)	(15.1)	(6.5)	—	(9.5)	(31.1)
Other	(3.6)	(24.5)	(1.7)	(0.9)	(0.4)	0.1	(31.0)	—	—	(5.4)	(36.4)
Net gains (losses) on investments	137.2	582.1	216.4	92.3	9.1	118.2	1,155.3	283.2	(2.1)	(21.3)	1,415.1

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)	Included net realized gains on disposition of the company's investment in Ridley of $106.3 and $130.1 at Northbridge and Corporate and Other respectively.

Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at June 30, 2015 compared to those identified at December 31, 2014 and disclosed in the company’s 2014 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2015.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	June 30, 2015	December 31, 2014
Holding company cash and investments (net of short sale and derivative obligations)	1,103.7	1,212.7

Long term debt – holding company borrowings	2,834.9	2,656.5
Long term debt – insurance and reinsurance companies	456.9	385.9
Subsidiary indebtedness - non-insurance companies	95.0	37.6
Long term debt – non-insurance companies	92.2	99.0
Total debt	3,479.0	3,179.0

Net debt	2,375.3	1,966.3

Common shareholders’ equity	8,628.9	8,361.0
Preferred stock	1,338.1	1,164.7
Non-controlling interests	1,475.3	218.1
Total equity	11,442.3	9,743.8

Net debt/total equity	20.8%	20.2%
Net debt/net total capital(1)	17.2%	16.8%
Total debt/total capital(2)	23.3%	24.6%
Interest coverage(3)	0.6x	12.3x
Interest and preferred share dividend distribution coverage(4)	0.5x	9.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at June 30, 2015 increased by $178.4 to $2,834.9 from $2,656.5 at December 31, 2014 primarily reflecting the issuance on March 3, 2015 of Cdn$350.0 principal amount of holding company unsecured senior notes due 2025, partially offset by the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.
Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at June 30, 2015 increased by $121.6 to $644.1 from $522.5 at December 31, 2014, primarily reflecting the consolidation of long term debt and subsidiary indebtedness of Brit ($196.9) and Cara ($35.5), and increased borrowings at Thomas Cook India and Quess Corp, partially offset by the repayment upon maturity on May 1, 2015 of OdysseyRe unsecured senior notes ($125.0).
Common shareholders’ equity increased from $8,361.0 at December 31, 2014 to $8,628.9 at June 30, 2015 primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares on March 3, 2015 ($575.9) and net earnings attributable to shareholders of Fairfax ($39.5), partially offset by the payment of dividends on the company's common and preferred shares ($241.9) and decreased accumulated other comprehensive income (a decrease of $65.9 in the first six months of 2015 primarily related to net unrealized foreign currency translation losses of foreign operations ($49.5) and associates ($20.4)).
The changes in holding company borrowings, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 17.2% at June 30, 2015 from 16.8% at December 31, 2014 primarily as a result of increases in net debt, partially offset by increases in net total capital. The increase in net debt was due to increases in total debt (primarily increased holding company borrowings and subsidiary debt as described above) and a decrease in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was due to increases in common shareholders' equity, preferred shares (issuance of 9.2 million Series M preferred shares), non-controlling interests (primarily as a result of Fairfax India's offerings and the acquisitions of Brit and Cara) and net debt. The consolidated total debt/total capital ratio decreased to 23.3% at June 30, 2015 from 24.6% at December 31, 2014 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, preferred shares, total debt and non-controlling interests), partially offset by increased total debt (primarily increased holding company borrowings and subsidiary debt as described above).

Liquidity
Holding company cash and investments at June 30, 2015 totaled $1,110.1 ($1,103.7 net of $6.4 of holding company short sale and derivative obligations) compared to $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations).
Significant cash and investment movements at the Fairfax holding company level during the first six months of 2015 included the following outflows: net consideration paid of $1,656.6 to acquire Brit, the payment of $241.9 of common and preferred share dividends, OdysseyRe's payment of $125.0 principal amount upon maturity of its 6.875% unsecured senior notes, the payment of $87.1 of interest on long term debt and the payment of $57.1 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements). Significant inflows during the first six months of 2015 included the following: net proceeds from the company's three underwritten public offerings to finance the Brit acquisition ($575.9 from the issuance of 1.15 million subordinate voting shares, $275.7 from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 and $179.0 from the issuance of 9.2 million Series M preferred shares), proceeds of $516.0 received from OMERS for the sale of a 29.9% interest in Brit, net proceeds from the company's sale of its 73.6% interest in Ridley ($214.5), the receipt of corporate income tax sharing payments ($178.4) and dividends from subsidiaries (primarily Northbridge ($105.6) and OdysseyRe ($200.0)). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at June 30, 2015 of $1,103.7 provides adequate liquidity to meet the holding company’s remaining known obligations in 2015. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its unsecured revolving credit facility (for further details related to the credit facility, refer to note 10 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the interim consolidated financial statements for the three and six months ended June 30, 2015). The holding company's remaining known significant commitments for 2015 consist of the payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments related to derivative contracts and the repayment of $82.4 principal amount of Fairfax unsecured notes due October 1, 2015.
The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the second quarter and first six months of 2015 the holding company paid net cash of $20.9 and $57.1 respectively (2014 - $23.2 and $76.5) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the first six months of 2015 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $830.8 primarily reflecting the consolidation of Brit's cash and short term investments ($1,156.9), net purchases of short term investments from the net proceeds received from the Fairfax India offerings and the proceeds received from the disposition of a subsidiary, partially offset by cash used to fund net purchases of bonds.
The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the second quarter and first six months of 2015 the insurance and reinsurance subsidiaries paid net cash of $181.0 and $235.3 respectively (2014 - received net cash of $40.5 and $15.3 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the six months ended June 30:

	First six months
	2015	2014
Operating activities
Cash provided by (used in) operating activities before the undernoted	(98.6)	11.7
Net (purchases) sales of securities classified as at FVTPL	(254.5)	55.3
Investing activities
Net (purchases) sales of investments in associates and joint ventures	175.2	(155.1)
Purchases of subsidiaries, net of cash acquired	(1,265.8)	(91.1)
Sales of subsidiaries, net of cash divested	304.4	—
Net purchases of premises and equipment and intangible assets	(57.3)	(27.4)
Increase in restricted cash in support of acquisitions	(7.9)	(49.9)
Financing activities
Net issuance of subsidiary indebtedness	28.2	33.3
Issuance of long term debt	275.7	—
Repayment of holding company and subsidiary debt	(129.7)	(9.4)
Issuance of subordinate voting shares	575.9	—
Issuance of preferred shares	179.0	—
Repurchase of preferred shares	(3.4)	—
Purchase of subordinate voting shares for treasury	(56.8)	(20.2)
Issuance of subsidiary common shares to non-controlling interests	725.8	—
Net sales of subsidiary common shares to non-controlling interests	462.4	—
Common and preferred share dividends paid	(241.9)	(244.8)
Dividends paid to non-controlling interests	—	(6.6)
Increase (decrease) in cash, cash equivalents and bank overdrafts during the period	610.7	(504.2)
Cash provided by operating activities (excluding net sales of securities classified as at FVTPL) in the first six months of 2014 of $11.7 compared to cash used in operating activities (excluding net purchases of securities classified as at FVTPL) in the first six months of 2015 of $98.6 with the change reflecting higher income taxes paid and modestly higher paid losses related to current and prior years' non-catastrophe losses, partially offset by higher net premiums collected. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and six months ended June 30, 2015 for details of net (purchases) sales of securities classified as at FVTPL.
Net sales of investments in associates and joint ventures of $175.2 in the first six months of 2015 primarily reflected distributions from the company's non-insurance associates. Net purchases of investments in associates and joint ventures of $155.1 in the first six months of 2014 primarily related to investments in AgriCo and Sterling Resorts and an additional investment in Grivalia Properties, partially offset by the sale of the company's investments in MEGA Brands and a KWF LP. Purchases of subsidiaries, net of cash acquired of $1,265.8 in the first six months of 2015 primarily related to the acquisitions of a 97.0% interest in Brit and a 78.0% interest in Union Assurance and the acquisitions of Redwoods and MCIS. Purchases of subsidiaries, net of cash acquired of $91.1 in the first six months of 2014 primarily related to the acquisition of a 51.0% interest in The Keg and the acquisition of Praktiker. Sales of subsidiaries, net of cash divested of $304.4 in the first six months of 2015 primarily related to the sale of the company's 73.6% interest in Ridley. Increase in restricted cash in support of acquisitions of $49.9 in the first six months of 2014 related to the additional investment by Thomas Cook India in Sterling Resorts to acquire control on September 3, 2014.
Net issuance of subsidiary indebtedness in the first six months of 2015 and 2014 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley, Quess Corp and Thomas Cook India in the normal course of business. Repayment of holding company and subsidiary debt of $129.7 in the first six months of 2015 primarily reflected OdysseyRe's repayment of its $125.0 principal amount of 6.875% unsecured senior notes upon maturity. In the first six months of 2015 the company completed three underwritten public offerings: the issuance of subordinate voting shares of $575.9 (Cdn$717.1, issuance of 1.15 million subordinate voting shares), the issuance of long term debt of $275.7 (net proceeds from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025) and the issuance 9,200,000 cumulative five-year reset preferred shares, Series M of $179.0 (Cdn$222.9) which formed part of the financing for the acquisition of Brit as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2015. Purchase of subordinate voting shares for treasury in the first six months of 2015 of $56.8 (2014 - $20.2) related to purchases for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $725.8 in the first six months of 2015 reflected the offerings of Fairfax India's common shares. Net sales of subsidiary common shares to non-controlling interests of $462.4 in the first six months of 2015 primarily reflected the sale of a 29.9% interest in Brit to OMERS. The company paid common and preferred share dividends of $216.1 and $25.8 in the first six months of 2015 respectively (2014 - $215.7 and $29.1).

Book Value Per Share

Common shareholders’ equity at June 30, 2015 was $8,628.9 or $387.53 per basic share (excluding the unrecorded $555.2 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $8,361.0 or $394.83 per basic share (excluding the unrecorded $830.5 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2014 representing a decrease per basic share in the first six months of 2015 of 1.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 0.6% adjusted to include that dividend). During the first six months of 2015, the number of basic shares increased primarily as a result of the issuance of 1.15 million subordinate voting shares, partially offset by net repurchases of 79,291 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At June 30, 2015 there were 22,266,171 common shares effectively outstanding.

	June 30, 2015			December 31, 2014
	Fair value	Carrying value(1)	Excess of fair value over carrying value	Fair value	Carrying value(1)	Excess of fair value over carrying value
Insurance and reinsurance associates	736.0	458.8	277.2	673.3	439.6	233.7
Non-insurance associates	1,084.6	1,073.5	11.1	1,397.2	1,178.1	219.1
Ridley(2)	—	—	—	245.8	71.4	174.4
Thomas Cook India	532.7	265.8	266.9	472.8	269.5	203.3
	2,353.3	1,798.1	555.2	2,789.1	1,958.6	830.5

(1)	The carrying values of Ridley and Thomas Cook India represent their respective values under the equity method of accounting.

(2)	On June 18, 2015 Fairfax sold all of its common shares of Ridley and recognized a net realized gain of $236.4.

Contingencies and Commitments

For a full description of these matters, please see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and six months ended June 30, 2015.

Accounting and Disclosure Matters

Limitation on scope of design and evaluation of Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On June 5, 2015 the company completed the acquisition of Brit. Management has determined to limit the scope of the design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Brit, the results of which are included in the interim consolidated financial statements of the company for the three and six months ended June 30, 2015. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings, which allows an issuer to limit its design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certifications of interim filings relates. The operations of Brit represented 4.9% and 2.1% of the company's consolidated revenue for the three and six months ended June 30, 2015 respectively and represented 15.5% and 15.8% of the company's consolidated assets and liabilities respectively as at June 30, 2015. In addition, the table that follows presents a summary of financial information for Brit.

For the period June 5, 2015 to June 30, 2015
Revenue	86.6
Net loss	(30.0)

As at June 30, 2015
Assets
Insurance contract receivables	743.2
Portfolio investments	3,708.4
Deferred premium acquisition costs	234.6
Recoverable from reinsurers	982.1
Goodwill and intangible assets	604.7
Other assets	295.3
6,568.3
Liabilities
Accounts payable and accrued liabilities	79.4
Short sale and derivative obligations	3.5
Deferred income taxes	33.3
Funds withheld payable to reinsurers	359.4
Insurance contract liabilities	4,231.9
Long term debt	196.9
4,904.4
Equity	1,663.9
6,568.3

Comparative Quarterly Data (unaudited)

	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Revenue	1,769.0	2,387.9	2,073.7	2,654.2	2,407.5	2,882.5	1,683.7	1,120.8
Net earnings (loss)	(178.6)	236.1	38.2	475.0	366.4	785.0	(1.8)	(569.1)
Net earnings (loss) attributable to shareholders of Fairfax	(185.7)	225.2	23.7	461.2	363.7	784.6	(5.5)	(571.7)
Net earnings (loss) per share	$(8.87)	$9.92	$0.50	$21.10	$16.47	$36.35	$(0.98)	$(29.02)
Net earnings (loss) per diluted share	$(8.87)	$9.71	$0.49	$20.68	$16.15	$35.72	$(0.98)	$(29.02)
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.